                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)
                           (Amendment No.    3     )*
                                         ----------


      PepsiAmericas, Inc. (f/k/a Pepsi-Cola Puerto Rico Bottling Company)
-------------------------------------------------------------------------------
                                (Name of Issuer)


                Class B Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                71343P   10   1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John F. Bierbaum
                             60 South Sixth Street
                                   Suite 3800
                             Minneapolis, MN 55402
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 15, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71343P 10 1                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dakota Holdings, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             58,438,274**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          58,438,274**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      58,438,274**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
**Includes a warrant to purchase 1,360,000 shares.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71343P 10 1                                    PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pohlad Companies
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             58,438,274**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          58,438,274**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      58,438,774**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
**Includes a warrant to purchase 1,360,000 shares.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71343P 10 1                                    PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PepsiCo, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             58,438,274**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          58,438,274**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      58,438,274**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
**Includes a warrant to purchase 1,360,000 shares.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 71343P 10 1                                    PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      V. Suarez & Co, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Puerto Rico
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,631,685**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,631,685**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,631,685**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
**Includes a warrant to purchase 340,000 shares.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Statement
---------------------

     Dakota Holdings, LLC, Pohlad Companies, PepsiCo, Inc. and V. Suarez & Co., Inc. (the "Reporting Persons") hereby amend their statement on Schedule 13D, originally filed on July 28, 1998 and amended on June 29, 1999 and July 14, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of shares of Class B Common Stock, par value $0.01 per share, of PepsiAmericas, Inc. (f/k/a Pepsi-Cola Puerto Rico Bottling Company) ("PAS"). This statement also includes information with respect to the beneficial ownership of PAS Class A Common Stock, par value $0.01 per share, although such class of shares is not registered under Section 12 of the Securities Exchange Act of 1934, as amended. Each shares of PAS Class A Common Stock has six votes and each share of PAS Class B Common Stock has one vote.

     This amendment is filed to reflect changes in beneficial ownership of PAS Class B Common Stock resulting from the completion of the transactions described in the Dakota Exchange Agreement and the Delta Exchange Agreement, each dated as of June 28, 1999. The exchange agreements were filed as exhibits to Amendment No. 2 to the Schedule 13D. PAS entered into the exchange agreements for the purpose of acquiring Dakota Beverage Company, Inc. ("Dakota") and Delta Beverage Group, Inc. ("Delta").

     P-PR Transfer, LLP, which had previously been included as a reporting person in the Schedule 13D, no longer beneficially owns shares of PAS common stock.

Item 1.  Security and Issuer.
         -------------------

     No change, except that Pepsi-Cola Puerto Rico Bottling Company changed its name to PepsiAmericas, Inc., effective October 15, 1999.

Item 2.  Identity and Background.
         -----------------------

     (a) and (b)  This statement is filed on behalf of the following persons:

          (1) Dakota Holdings, LLC, a Delaware limited liability company formed on October 15, 1999 (the "LLC"). The LLC's members are Pohlad Companies, a Minnesota corporation ("Pohlad"), Beverages, Foods & Service Industries, Inc., a Delaware corporation ("BFSI"), which is a wholly owned subsidiary of PepsiCo, Inc. a North Carolina corporation ("PepsiCo"), and Pepsi-Cola Metropolitan Bottling Co., Inc., a New Jersey corporation ("Metro"), which is also a wholly owned subsidiary of PepsiCo. The LLC is governed by the Limited Liability Company Agreement, dated October 15, 1999, by and among Pohlad, BFSI, Metro and PepsiCo (the "LLC Agreement"). A copy of the LLC Agreement is attached hereto as Exhibit A. The LLC, which holds a controlling interest in PAS, was formed (a) to accomplish the transactions contemplated by the exchange agreements and (b) to manage its members' investment in, and to hold and exercise voting control over, PAS and its affiliates. The LLC's principal business and office address is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

          (2) V. Suarez & Co., Inc., a Puerto Rico corporation ("Suarez"). Suarez distributes and markets consumer products throughout Puerto Rico in the beverage, food, household goods and toy segments. Its principal business and office address is P.O. Box 364588, San Juan, Puerto Rico 00936-4588. Suarez is a member of the group of Reporting Persons by virtue of its initial investment in PAS on July 17, 1998, as reported in the initial filing of the Schedule 13D.

                              Page 6 of 11 Pages

     (c) The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons, are set forth on Appendix I attached hereto and incorporated herein by reference.

     (d) and (e) No change.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The LLC acquired a total of 52,109,930 shares of PAS Class B Common Stock pursuant to the exchange agreements. The transactions are described more fully below.

Dakota Exchange Agreement
-------------------------

     Under the Dakota Exchange Agreement, the LLC transferred all of its membership interests in DakBev, LLC to PAS in exchange for 46,760,000 shares of PAS Class B Common Stock. Prior to this transfer, Dakota, then a wholly owned subsidiary of Pohlad, was merged with and into DakBev, LLC. Pohlad then contributed all of its membership interests in DakBev, LLC to the LLC in exchange for a membership interest in the LLC.

Delta Exchange Agreement
------------------------

     Under the Delta Exchange Agreement, the LLC transferred 15,559.44 shares of capital stock of Delta to PAS in exchange for 5,349,930 shares of PAS Class B Common Stock. The shares of capital stock of Delta were contributed to the LLC by its members.

Item 4.  Purpose of Transaction.
         ----------------------

     The LLC acquired the PAS common stock reported herein in connection with the acquisition by PAS of Delta and Dakota pursuant to the exchange agreements. See Item 3. The Reporting Persons have no present plans or intentions which would result in or relate to any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As to shares of PAS Class B Common Stock, the responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference. As to shares of PAS Class A Common Stock, the LLC beneficially owned 4,000,000 shares (80.0% of the class) and Suarez beneficially owned 1,000,000 shares (20.0% of the class). By virtue of their interest in the LLC, Pohlad and PepsiCo may be deemed to beneficially own the PAS common stock held by the LLC. As a group, the Reporting Persons beneficially owned an aggregate of 5,000,000 shares of PAS Class A Common Stock (100.0% of the class) and 60,070,459 shares of PAS Class B Common Stock (72.0% of the class), including 1,700,000 shares of PAS Class B Common Stock which the group members have a right to acquire pursuant to warrants issued by PAS. The LLC and Suarez each disclaim any beneficial ownership of the PAS common stock held by the other.

     (b) The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference.

                              Page 7 of 11 Pages

     (c)  See Item 3.

     (d)  See Item 6.

     (e) P-PR Transfer, LLP ceased to be the beneficial owner of more than five percent of PAS common stock on October 15, 1999.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     The LLC was formed and is governed by the LLC Agreement, a copy of which is attached as Exhibit A hereto and incorporated herein by reference. The following summary of certain terms of the LLC Agreement is qualified in its entirety by reference to the LLC Agreement.

     The LLC was formed by Metro, BFSI and Pohlad (each a "Member" and collectively, the "Members") and PepsiCo. The LLC has been formed to manage the Members' investment in, and to hold and exercise voting control over, PAS and its affiliates. It is the intention of the Members that the LLC operate exclusively as a holding company, and shall not conduct any business operations except with respect to the management of those investments. The LLC shall have the power to undertake and carry on all activities necessary or advisable in connection with such activities. The LLC may not engage in any other business without the consent of all Members.

     The LLC Agreement provides that, for so long as the LLC owns PAS common stock entitling it to cast a majority of the votes at a shareholders' meeting, the PAS common stock owned by the LLC shall at all times be voted so that one member of the Boards of Directors of PAS and each of its direct subsidiaries and any material indirect subsidiary designated from time to time by PepsiCo shall be that person designated by PepsiCo on behalf of Metro and BFSI (the "PepsiCo Director"). Pohlad shall have the right to designate and vote the LLC's shares of PAS for all other members of the Boards of Directors of PAS and its subsidiaries (the "Pohlad Directors"), subject, however, to the rules of the New York Stock Exchange requiring the election of two independent directors (the
"Independent Directors").   In order of priority, the LLC's voting power shall
be exercised first to elect the PepsiCo Director, second to elect the Independent Director and third to elect the Pohlad Directors.

     The LLC Agreement also provides that for each franchised bottler in which a controlling interest is held directly or indirectly by the LLC or PAS, PepsiCo shall have the right to designate one member of the board of directors of the franchised bottler and Pohlad shall have the right to designate all other members of such board of directors. The LLC and each of the Members shall take all actions within their respective powers to cause all such nominees to be elected.

     The LLC Agreement requires the LLC and each Member to take all steps within their power to prevent the taking of any of the following actions by PAS or any subsidiary unless such action is either expressly contemplated by the then current multi-year business plan or is expressly approved by BFSI or Metro:

     (1) Any material change in the business or purpose of PAS or any of its subsidiaries from its then current business.

     (2) Any merger or consolidation involving PAS or any of its subsidiaries.

                              Page 8 of 11 Pages

     (3) Making any investment or capital expenditure or the sale, lease, transfer or other disposition of any assets of PAS or any subsidiary in excess of $5 million individually or together with a series of related transactions in a 12 month period outside the ordinary course of business.

     (4) Any voluntary liquidation, dissolution or termination.

     (5) Issuing of any shares of capital stock or any debt securities convertible into or exchangeable for shares of capital stock, or issuing, or granting any warrant, option or other right to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock, other than: (i) the grant of options and issuance of shares pursuant to the exercise thereof under any employee stock option plan in existence as of the date hereof; or (ii) the issuance of shares of capital stock pursuant to the exercise of any warrant outstanding as of the date hereof.

     (6) The establishment by PAS or any subsidiary of any joint venture with a third party or the acquisition of all or part of any other business person or entity.

     (7) The appointment of any replacement Chief Executive Officer and/or Chief Financial Officer.

     (8) The approval of a multi-year business plan, or any material amendments thereto or deviations therefrom.

     (9) The making of any take-or-pay arrangement or significant operating arrangement in excess of $5 million individually or together with a series of related transactions during any year.

     (10) The entry of PAS or any subsidiary into any contract, agreement or arrangement providing for the lending of funds or the provision of a guaranty, except in the ordinary course of business.

     (11) The addition of any new beverage product or package to the beverage products and packages currently manufactured and/or distributed by PAS or such subsidiary or the discontinuance and/or disposition of any beverage product or package currently manufactured and/or distributed by PAS or such subsidiary.

     (12) Any new borrowing of money, assumption or guarantee of any indebtedness or other obligations, or issuing any debt securities which, based on a reasonable forecast for the 12 months following the anticipated closing of such borrowing made available to the board of directors, would have the effect of causing PAS's interest coverage ratio (as defined in the LLC Agreement) to fall below 2.5 to 1.

     (13) The selection of a replacement accounting firm to represent PAS or any subsidiary in lieu of Arthur Andersen LLP, provided, however, that such approval shall not be required where the replacement accountants are a "Big five" accounting firm with no existing conflict issue with any Member, the LLC or PAS.

     (14) The entry into any contract, agreement or arrangement with or for the benefit of a Member or any affiliate of any Member or any officer or employee thereof and any amendment or modification of any of the foregoing.

     (15) The payment of any dividends.

     No Member may in any way transfer or encumber or contract to transfer or encumber any of its interest in the LLC, without the prior written consent of the other Members, which consent may be withheld

                              Page 9 of 11 Pages
or conditioned in such other Member's sole discretion. The LLC Agreement also contains limitations on each Member's ability to transfer, both directly and indirectly, its interest in the LLC and to assign or transfer voting control over itself except to certain affiliates, and not without first obtaining certain written consents. In the event that the Members become deadlocked with respect to certain matters, the LLC Agreement gives PepsiCo the right to purchase Pohlad's interest in the LLC.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit A - Limited Liability Company Agreement, dated October 15, 1999.

     Exhibit B - Agreement to File Joint Statement on Schedule 13D, dated
                 October 18, 1999.

                              Page 10 of 11 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1999


                              Dakota Holdings, LLC

                                        By Its Members

                                        Pohlad Companies


                                        By: /s/ John F. Bierbaum
                                           --------------------------------
                                           John F. Bierbaum, Vice President
                                           and  Chief Financial Officer

                                        Beverages, Foods & Service
                                        Industries, Inc.


                                        By: /s/ W. Timothy Heaviside
                                           ---------------------------------
                                           W. Timothy Heaviside, Vice President

                                        Pepsi-Cola Metropolitan Bottling Co.,
                                        Inc.


                                        By: /s/ W. Timothy Heaviside
                                           ---------------------------------
                                           W. Timothy Heaviside, Vice
                                           President

                              Pohlad Companies


                              By: /s/ John F. Bierbaum
                                 ---------------------------------
                                 John F. Bierbaum, Vice President
                                 and Chief Financial Officer
                                 PepsiCo, Inc.


                              By: /s/ W. Timothy Heaviside
                                 ---------------------------------
                                 W. Timothy Heaviside, Vice
                                 President V. Suarez & Co., Inc.


                              By: /s/ Francisco Marrero
                                 ---------------------------------
                                 Francisco Marrero, Chief Financial
                                 Officer

                              Page 11 of 11 Pages

                                   APPENDIX I

                                POHLAD COMPANIES

Directors

         The business address of each director of Pohlad Companies is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

Name                            Principal Occupation
----                            --------------------

Robert C. Pohlad                President of Pohlad Companies and Chief
                                Executive Officer of PepsiAmericas, Inc.

James O. Pohlad                 Executive Vice President of Pohlad Companies

William M. Pohlad               Executive Vice President of Pohlad Companies

Officers

         The business address of each officer of Pohlad Companies is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402.

Name                            Principal Occupation
----                            --------------------

Robert C. Pohlad                President

John F. Bierbaum                Executive Vice President and Chief Financial
                                Officer

James O. Pohlad                 Executive Vice President

William M. Pohlad               Executive Vice President

Raymond W. Zehr, Jr.            Executive Vice President

Carl R. Pohlad                  Vice President

John F. Bierbaum                Secretary

Raymond W. Zehr, Jr.            Treasurer

                                  PEPSICO, INC.

Directors

Name                            Principal Occupation and Address
----                            --------------------------------

John F. Akers                   Former Chairman and CEO
                                International Business Machines Corporation
                                290 Harbor Drive
                                Stamford, CT 06902-7441

Robert E. Allen                 Former Chairman and CEO AT&T Corp.
                                101 JFK Parkway, 1D403
                                Short Hills, NJ 07078

Roger A. Enrico                 Chairman & CEO PepsiCo, Inc.
                                700 Anderson Hill Road
                                Purchase, NY 10577

Peter Foy                       Retired Chairman
                                Baring Brothers International Limited
                                5 Belvedere Dr.
                                Wimbledon SW19 7BX England

Ray L. Hunt                     Chairman and CEO
                                Hunt Oil Company
                                1445 Ross at Field
                                Dallas, TX 75202-2785

Arthur C. Martinez              Chairman and CEO
                                Sears, Roebuck and Co.
                                3333 Beverly Road
                                Hoffman Estates, IL 60179

John J. Murphy                  Managing Director
                                SMG Management, LLC
                                5956 Sherry Lane, Suite 710
                                Dallas, TX 75225

Franklin W. Raines              Chairman and CEO

Fannie Mae                      3900 Wisconsin Avenue, N.W.
                                Washington, DC 20016

Steven S Reinemund              President and Chief Operating Officer,
                                 PepsiCo, Inc.
                                700 Anderson Hill Road
                                Purchase, NY 10577

Sharon Percy Rockefeller        President and CEO
                                WETA
                                2775 South Quincy Street
                                Arlington, VA 22206

Franklin A. Thomas              TFF Study Group
                                595 Madison Avenue, 33rd Floor
                                New York, NY 10022

Karl M. von der Heyden          Vice Chairman
                                PepsiCo, Inc.
                                700 Anderson Hill Road
                                Purchase, NY 10577

P. Roy Vagelos                  Former Chairman & CEO
                                Merck & Co., Inc.
                                1 Crossroads Drive
                                Building A - 3rd  Floor
                                Bedminster, NJ 07921

Arnold R. Weber                 President Emeritus
                                Northwestern University
                                55 Clark St. # 209
                                Evanston, IL 60208


Officers

         The business address of each executive officer of PepsiCo is 700 Anderson Hill Road, Purchase, New York 10577.

Name                            Principal Occupation
----                            --------------------

Roger A. Enrico                 Chairman of the Board and Chief Executive
                                Officer

Karl M. von der Heyden          Vice Chairman of the Board

Matthew M. McKenna              Senior Vice President and Treasurer

Indra K. Nooyi                  Senior Vice President, Corporate Strategy and
                                Development

Steven S Reinemund              President and Chief Operating Officer, PepsiCo,
                                Inc.

Robert F. Sharpe, Jr.           Senior Vice President, General Counsel and
                                Secretary

Michael D. White                Senior Vice President, Chief Financial and Chief
                                Accounting Officer

                             V. SUAREZ & CO., INC.

Directors

         The business address of each director of V. Suarez & Co., Inc. is P.O. Box 364588, San Juan, Puerto Rico 00936-4588, unless otherwise indicated.

Name                            Principal Occupation
----                            --------------------

Diego Suarez Sanchez            Chairman of V. Suarez & Co., Inc.

Vicente Suarez Sanchez          Vice Chairman and Treasurer of V. Suarez & Co.,
                                Inc.

Diego Suarez Matienzo           President, CEO and Assistant Secretary of V.
                                Suarez & Co., Inc.

Alberto Toro                    Lawyer
                                Fiddler, Gonzalez & Rodriguez
                                Banco Bilbao Vizcaya, 5th Floor
                                254 Munoz Rivera Avenue
                                Hato Rey, PR 00918

Enrique Vila del Corral         Certified Public Accountant
                                P.O. Box 10528
                                San Juan, PR 00922-0528

Jose E. Jimenez                 President and Owner of Cafe Yaucono
                                Cafe Yaucono
                                1103 Fernandez Juncos
                                Santurce, PR 00908

Jorge Farinacci                 Consultant
                                P.O. Box 1615
                                Bayamon, PR 00960-1615

Ramon Cantero                   President
                                The Capital Markets Corp.
                                Banco Bilbao Vizcaya, Suite 800
                                254 Munoz Rivera Avenue
                                Hato Rey, PR 00918

Agustin Cabrer                  Startlight Development Group
                                Suite 1002
                                San Juan, PR   00901-2414

Ricardo Gonzalez                Consultant
                                Toledo 12-2
                                Torrimar
                                Guaynabo, PR 00966

Jose Jose Alvarez               Vice President and Secretary of V. Suarez & Co.,
                                Inc.

Officers

Name                            Principal Occupation
----                            --------------------

Diego Suarez Sanchez            Chairman

Vicente Suarez Sanchez          Vice Chairman and Treasurer

Diego Suarez Matienzo           President and CEO Assistant Secretary

Francisco Marrero               Chief Financial Officer

Jose Jose Alvarez               Vice President and Secretary

                                                                       EXHIBIT A

--------------------------------------------------------------------------------


                       LIMITED LIABILITY COMPANY AGREEMENT


                                       OF


                              DAKOTA HOLDINGS, LLC









                          DATED AS OF OCTOBER 15, 1999




--------------------------------------------------------------------------------

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       of

                              DAKOTA HOLDINGS, LLC

         This Limited Liability Company Agreement (the "Agreement") is dated as of October 15, 1999 by and among Pepsi-Cola Metropolitan Bottling Company, a corporation formed under the laws of the State of New Jersey (hereinafter referred to as "Metro"), Beverages, Food & Service Industries, Inc., a corporation formed under the laws of the State of Delaware (hereinafter referred to as "BFSI") and Pohlad Companies, a corporation formed under the laws of the State of Minnesota (hereinafter referred to as "Pohlad Companies") (each a "Member" and collectively, the "Members") and PepsiCo, Inc., a corporation formed under the laws of the State of North Carolina ("PepsiCo").

                              PRELIMINARY STATEMENT

         WHEREAS, PepsiCo and Pohlad Companies have enjoyed a successful business relationship over the course of several years;

         WHEREAS, as a result of such long established and successful relationship, the Members desire to establish this joint venture for the purpose of managing their respective investments in PepsiAmericas, Inc. (formerly Pepsi-Cola Puerto Rico Bottling Company), a Delaware corporation ("PPR"), which joint venture shall be a continuation of the joint venture conducted by BFSI and Pohlad Companies since 1998 through P-PR Transfer LLP, a Delaware limited liability partnership ("P-PR Transfer");

         WHEREAS, the parties hereto have formed and established Dakota Holdings, LLC, a Delaware limited liability company (the "Company") in accordance with the principles of Internal Revenue Service Revenue Ruling 95-37; and

         WHEREAS, the parties intend that in exchange for membership interests in the Company (i) Pohlad Companies will contribute the sole membership interest in DakBev LLC, a Delaware limited liability company ("DakBev"), all of its stock in Delta Beverage Group, Inc., a Delaware Corporation ("Delta") and its partnership interest in P-PR Transfer, (ii) Metro will contribute the PepsiCo Stock (as hereinafter defined), and all of its stock in Delta and (iii) BFSI will contribute its partnership interest in P-PR Transfer as capital contributions to the Company; and

         WHEREAS, the Company will issue two classes of Interests to the Members, Class A Membership Interests and Class B Membership Interests, with the rights to profits, losses and the value of the Class B Membership Interests being determined solely by reference to the PepsiCo Stock held by the Company; and

         WHEREAS, the respective Boards of Directors of the Members have determined that it is in the best interests of the Members for the Company to exchange the sole membership interest in DakBev and the stock of Delta contributed by the Members for additional shares of PPR Class B Stock in a nontaxable transaction under Section 351(a) of the Code pursuant to that certain Exchange Agreement of June 28, 1999, by and among Pohlad Companies, Dakota Beverage Company ("Dakota") and PPR (the "Dakota

Exchange Agreement") and that certain Exchange Agreement dated of June 28, 1999 by and among PPR, Delta and the stockholders of Delta (the "Delta Exchange Agreement").

         WHEREAS, to further effect their mutual goals, the parties desire to enter into this joint venture agreement and, contemporaneously with the execution of this Agreement and the Contribution Agreement (defined below), PepsiCo and PPR shall enter into the Bottle and Fountain Agreements (defined below).

         WHEREAS, the Members have caused a certificate of formation of the Company, to be filed with the Office of the Secretary of State of Delaware, and intend thereby and hereby, to form a limited liability company in accordance with the Delaware Limited Liability Company Act (6 Del. C. 18-101 et seq.) (hereinafter referred to as the "Act"), and all Members intend by the execution hereof to be Members thereof; and

         WHEREAS, the Members desire to provide for the operation and management of the Company for the purposes stated herein;

         NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the parties hereby agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

         Section 1.1 Defined Terms.

         As used in this Agreement and unless the context otherwise requires, the following terms shall have the respective meanings set forth below:

         "Additional Capital Contributions" has the meaning set forth in Section 3.5.

         "Adjusted Capital Account Deficit" means with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after:

         (i) crediting to such Capital Account any amounts that such Member is obligated to restore to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

         (ii) debiting from such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

         The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

         "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

         "Agreement" means this Limited Liability Company Agreement.

         "Annual Operating Plan" means, with respect to any Year, the operating plan for the businesses of PPR and all of its direct and indirect subsidiaries for such Year. Such plan shall set forth in reasonable detail satisfactory to each Member, the strategic and financial objectives of the Company, including the marketing plans (including key marketing initiatives, brand/package strategies, channel strategies, pricing and CDA strategies), management plans (including management selection limited to the Chief Executive Officer and the Chief Financial Officer of PPR and each of its direct and indirect subsidiaries), training programs, and operational and human resources initiatives and advertising plans of PPR and each of its direct and indirect subsidiaries with respect to the beverage products manufactured and/or sold and distributed by PPR and such subsidiaries and any plan for the introduction of any new beverage products for such Year. The Annual Operating Plan shall also include a financial plan showing that PPR and each of its direct and indirect subsidiaries has the consolidated financial capacity to perform its duties and obligations under the Bottle and Fountain Agreements, specifically setting forth the projected cash flows and balance sheet items (including capitalization plans, capital expenditures, debt levels and methods of financing the operations of PPR and each of its direct and indirect subsidiaries) of PPR and such subsidiaries for such Year.

         "Appraiser" means a firm of nationally recognized, independent business appraisers.

         "Bankruptcy" or "Bankrupt" means, with respect to any Member, such Member's making an assignment for the benefit of creditors, becoming a party to any liquidation or dissolution action or proceeding with respect to such Member or any bankruptcy, reorganization, insolvency or other proceeding for the relief of financially distressed debtors with respect to such Member, or a receiver, liquidator, custodian or trustee being appointed for such Member or for a substantial part of such Member's assets and, if any of the same occur involuntarily, the same not being dismissed, stayed or discharged within ninety
(90) days or the entry of an order for relief against such Member under Title 11 of the United States Code. A Member shall be deemed Bankrupt if the Bankruptcy of such Member shall have occurred.

         "Bottle and Fountain Agreements" means the agreements listed on
Schedule 1 hereto in the forms previously agreed to by the parties.

         "Capital Account" means an account to be maintained for each Member in accordance with the Code and Treasury Regulations, which, subject to any contrary requirements of the Code and Treasury Regulations, shall be increased by the amount of money contributed by such Member to the Company, if any; the Gross Asset Value of property, if any, contributed by such Member to the Company (net of liabilities that are secured by such contributed property, or that the Company is considered to assume or take subject to under Code Section 752); the amount of any Company liabilities that are assumed by such Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(c); allocations to such Member of Profits pursuant to Section
4.1 of this Agreement; and any items in the nature of income or gain which are specially allocated to such Member pursuant to Sections 4.3, 4.4, 4.5 and 4.6;

         and decreased by (i) the amount of money distributed to such Member by the Company; (ii) the Gross Asset Value of property distributed to such Member by the Company (net of liabilities that are secured by such distributed property or that such Member is considered to assume or take subject to under Code
Section 752); (iii) the amount of such Member's individual liabilities that are assumed by the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(c); (iv) allocations to the Member of Losses pursuant to
Section 4.1 and 4.2; and (v) any items in the nature of loss or deduction which are specially allocated to such Member pursuant to Sections 4.3, 4.4, 4.5 and
4.6 of the Agreement.

         The Members' respective Capital Accounts shall be determined and maintained at all times in accordance with all the provisions of Treasury Regulations Section 1.704-1(b) and this definition and other provisions of this Agreement relating to the maintenance of Capital Accounts and/or the determination and allocation of Profits, Losses, items thereof and items allocated pursuant to Sections 4.3 and 4.4 shall be interpreted and applied in a manner consistent with such Treasury Regulations.

         "Capital Contribution" means contributions of cash or property made by the Members to the Company pursuant to Article 3 hereof.

         "Caribbean Region" shall mean the islands within the region known as the Caribbean, including the islands listed in Exhibit 1 attached hereto.

         "Cash Flow" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancing of Company property, less any portion thereof used to establish reserves.

         "Class A Member" shall mean a Member that owns a Class A Membership Interest.

         "Class B Member" shall mean a Member that owns a Class B Membership Interest.

         "Class A Membership Interest" shall mean an Interest in the Company with respect to which the rights to income, deductions, profits, losses and distributions of any kind is determined by excluding the income, profits, losses and value of the Company attributable to the PepsiCo Stock owned by the Company.

         "Class B Membership Interest" shall mean an Interest in the Company with respect to which all rights to income, profits, deductions, losses and distribution of any kind are determined solely by reference to the PepsiCo Stock, if any, owned by the Company. Class B Members have no voting or approval rights with respect to Company matters, except as specifically stated herein with respect to the PepsiCo Stock.

         "Class A Percentage Interest" means, with respect to any Member as of any date, the Class A Percentage Interest as set forth in Schedule 2 attached hereto, as it may be amended from time to time.

         "Class B Percentage Interest" means, with respect to any Member as of any date, the Class B Percentage Interest as set forth on Schedule 2 attached hereto, as it may be amended from time to time.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Company" means Dakota Holdings, LLC.

         "Contribution Agreement" means the agreement among Pohlad Companies, Metro, BFSI, PepsiCo and the Company reflecting Pohlad Companies', Metro's and BFSI's Capital Contribution to the Company, dated October 15, 1999 and attached hereto as Exhibit 2.

         "Controls," "is Controlled by" or "under common Control with" means (i) the direct or indirect ownership of more than fifty percent (50%) of the equity interests (or interests convertible into or otherwise exchangeable for equity interests) in a Person, or (ii) possession of the direct or indirect right to vote in excess of fifty percent (50%) of the voting securities or elect in excess of fifty percent (50%) of the Board of Directors or other governing body of a Person (whether by securities, ownership, contract or otherwise) or (iii) possession of the direct or indirect right to cast more than 50% of the votes eligible to be cast by holders of voting securities of a Person.

         "Current Multi-Year Business Plan" means, at any point in time, a Multi-Year Business Plan that: (i) includes an Annual Operating Plan for the then current year and (ii) has been duly approved by the Members and PPR's Board of Directors.

         "Delta Stock" means the issued and outstanding shares of Delta voting common stock and non-voting common stock.

         "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for each Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

         "Fiscal Year" means the Company's taxable year for federal income tax purposes, which shall be the calendar year unless otherwise required by Section 706(b) of the Code.

         "Franchised Bottler" means any person who is authorized by PepsiCo or any Affiliate of PepsiCo to manufacture, bottle and sell PepsiCo proprietary carbonated soft drink products pursuant to an Exclusive Bottling Appointment or other agreement with PepsiCo or any Affiliate of PepsiCo.

         "Gross Asset Value" means, with respect to any asset, the following:

         (i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined in accordance with paragraph (vi) of this definition;

         (ii) The Gross Asset Values of all assets of the Company shall be adjusted to equal their respective gross fair market values, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;
(b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (c) December 31, 1999; and (d) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g). Notwithstanding the foregoing, the adjustments pursuant to clauses (a) and (b) above shall be made only if the Members determine unanimously that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

         (iii) The Gross Asset Value of any Company asset distributed to any Member shall be determined unanimously by the Members as of the date of distribution in accordance with paragraph (vi);

         (iv) The Gross Asset Value of the assets of the Company shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), subsection (vi) of the definition of Profits and Losses and Section 4.3(f) of this Agreement; provided, however, that Gross Asset Value shall not be adjusted pursuant to this paragraph (iv) to the extent that an adjustment was made pursuant to paragraph (ii) of this definition in connection with any transaction that would otherwise have resulted in an adjustment pursuant to this paragraph
(iv);

         (v) In all other cases, the Gross Asset Value of an asset shall be its adjusted basis for federal income tax purposes; and

         (vi) For purposes of determining the Gross Asset Value of any asset, the gross fair market value shall be as determined by the unanimous consent of the Members provided, however, that if the Members cannot so agree on such fair market value, the fair market value of Company Property shall be determined by an independent third party appraisal firm with experience in the soft drink business and agreed upon by the Members, with the costs of such appraisal to be borne by the Company. Notwithstanding the above sentence, the Members agree for purposes of the December 31, 1999 revaluation pursuant to paragraph (ii) of this definition, the Gross Asset Value of PPR Class B Stock shall be its Closing Price (as such term is defined in Section 1.5 of the Contribution Agreement).

         If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (i), (ii), or (iv) of this definition, the Gross Asset Value of such asset shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

         "Member Nonrecourse Debt" means any "partner non-recourse debt" or "partner non-recourse liability" as defined in Treasury Regulations Section 1.704-2(b)(4).

         "Member Nonrecourse Debt Minimum Gain" means a Member's share of "partner nonrecourse debt minimum gain" as determined pursuant to Treasury Regulation Section 1.704-2(i)(5).

         "Member Nonrecourse Deductions" means "partner nonrecourse deductions" as defined in

Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

         "Membership Interest" or "Interest" as defined under the Act, means the Class A Membership Interests and Class B Membership Interests and the appurtenant rights thereunder to a share of the Profits and Losses of the Company, to receive distributions of the assets and Cash Flow of the Company and, with respect only to the Class A Membership Interests, to approve certain actions relating to the management of the Company in accordance with the terms of this Agreement or as otherwise provided by the Act.

         "Minimum Gain" means "partnership minimum gain" as determined pursuant to Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

         "Multi Year Business Plan" means (i) the Annual Operating Plan and (ii) a business plan for the two years immediately following the Year detailed in the Annual Operating Plan. The business plan for such additional Years shall reflect the strategic and financial objectives for PPR and its subsidiaries including projections of sales, marketing and advertising plans and capital expenditures relating thereto for such Years. The Multi Year Business Plan shall be updated, revised and agreed upon each Year such that at all times it contains a detailed Annual Operating Plan for the then current Year and such projections and plans for the following two Years.

         "Nonrecourse Deductions" shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

         "Nonrecourse Liability" means any liability that is, or is treated as, a nonrecourse liability of the Company for which no Member bears (or is treated as bearing) the economic risk of loss, as determined pursuant to Treasury Regulations Section 1.752-2.

         "PepsiCo Stock" means that number of shares of capital stock of PepsiCo, required to be contributed to the Company by Metro in exchange for Membership Interests pursuant to the Contribution Agreement.

         "Person" as defined in the Act, means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

         "PPR Class A Stock" means the Class A Common Stock of PPR held by the Company.

         "PPR Class B Stock" means the Class B Common Stock of PPR held by the Company.

         "Profits and Losses" means for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction, whether or not required to be stated separately pursuant to Code
Section 703(a)(1), shall be included in taxable income or loss), with the following adjustments:

         (i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

         (ii) Any Code Section 705(a)(2)(B) expenditures of the Company (or expenditures treated as such pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) that are not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

         (iii) If the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account in the year of such adjustment as gain or loss from the disposition of such asset, for purposes of computing Profits or Losses;

                  (iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes (or is deemed realized pursuant to paragraph (iii) above) shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

         (v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

         (vi) To the extent that a Code Section 734(b) or Code Section 743(b) adjustment is required to be taken into account in determining Capital Accounts, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses;

                  (vii) Notwithstanding anything to the contrary in the definition of the terms "Profits" and "Losses," any items that are specially allocated pursuant to Sections 4.3 and 4.4 shall be excluded in computing Profits or Losses; and

         (viii) For purposes of this Agreement, any deduction for a loss on a sale or exchange of Company property that is disallowed to the Company under Code Section 267(a)(1) or Code Section 707(b) shall be treated as a Code Section 705(a)(2)(B) expenditure.

         "Securities Act" means the United States Securities Act of 1933, as amended.

         "Treasury Regulations" means permanent and temporary regulations promulgated by the United States Department of the Treasury, as such regulations may be lawfully changed from time to time.

         "Year" means each calendar year, or part thereof, occurring during the existence of the Company.

         Section 1.2 Interpretation

         Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to (i) any statute or Treasury Regulation means such statute or regulation as amended at the time and include any successor legislation or regulations and (ii) any agreement means such agreement as amended at the time. The words "include" or "including" shall mean including without limitation based on the item or items listed. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections, Schedules, Appendices and Exhibits mean the Articles, Sections, Schedules, Appendices and Exhibits of this Agreement. The Schedules, Appendices and Exhibits are hereby incorporated by reference into and shall be deemed a part of this Agreement.

                                    ARTICLE 2

                            FORMATION OF THE COMPANY

         Section 2.1 Formation.

         The Members acknowledge that the certificate of formation for Dakota, LLC has been filed, on their behalf, with the Office of the Secretary of State of Delaware on September 17, 1999. Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

         Section 2.2 Consent to Dakota/PPR Exchange

         In furtherance of the parties mutual goals, by execution of this Agreement, each of PepsiCo, Metro and BFSI consents to the exchange by the Company of the DakBev sole membership interest and the stock in Delta for PPR Class B Common Stock (the "Exchanges") in accordance with the terms of the Dakota Exchange Agreement, a copy of which is attached hereto as Exhibit 3, and the Delta Exchange Agreement, a copy of which is attached hereto as Exhibit 4. PepsiCo further agrees to provide such additional consents or agreements necessary or appropriate to consummate the Exchanges including, but not limited to, executing or otherwise providing the consents necessary under any Bottle and Fountain Agreements or other contracts between or among the Company, PepsiCo and DakBev, PPR or Delta (or the subsidiaries of any of the foregoing); and PepsiCo hereby authorizes Pohlad Companies to cause P-PR Transfer to vote all shares of PPR owned by P-PR Transfer in favor of the Exchanges.

         Section 2.3 Liquidation of P-PR Transfer

         The Company and the Members shall cause P-PR Transfer to be liquidated and all of its rights, properties and assets to be distributed to the Company as soon as possible and, in any event by no later than October 30, 1999. PepsiCo, BSFI and Pohlad Companies agree that the Partnership Agreement of P-PR Transfer LLP, including without limitation, Section 14.4 thereof, shall terminate and be of no further force or effect upon such liquidation.

         Section 2.4 Assignment of Rights to Acquire Delta Preferred Stock (Series AA).

         Pohlad Companies shall assign to PPR or Delta its rights pursuant to the Amended and Restated Shareholders' Agreement dated as of September 23, 1993, to purchase or acquire all of the issued and outstanding shares of Delta's Preferred Stock (Series AA).

         Section 2.5 Registered Office.

         The registered office in the State of Delaware shall be:

         Corporation Trust Center
         1209 Orange Street
         Wilmington, DE  19801

         Section 2.6 Registered Agent.

         The registered agent in the State of Delaware for service of process shall be CT Corporation.

         Section 2.7 Purpose and Character of Business.

         The Company has been formed to manage the Members' investment in, and to hold and exercise voting control over, PPR and its Affiliates. It is the intention of the Members that the Company operate exclusively as a holding company, and shall not conduct any business operations except with respect to the management of those investments. In furtherance of the foregoing, the Company shall have the power to undertake and carry on all activities necessary or advisable in connection with such activity. The Company may not engage in any other business without consent of all Members.

         Section 2.8 Duration.

         The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Section 11.2.

         Section 2.9 Filings, Reports and Formalities.

         The Company shall make all filings and submit all reports required to be filed or submitted under the Act with respect to the Company, and shall make such filings and take such other actions as may be required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

                                    ARTICLE 3

                     CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS

         Section 3.1 Capital Accounts.

         A Capital Account shall be established and maintained for each Member. The provisions of this Agreement dealing with the maintenance of the Capital Accounts and/or the determination and allocation of Profits, Losses, items thereof and items allocated pursuant to Section 4.3 and 4.4 are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. Notwithstanding that a particular adjustment is not set forth in this Agreement, the Capital Accounts of the Members shall be adjusted and maintained as required by, and in accordance with, the capital account maintenance rules of Treasury Regulations Section 1.704-1(b).

         Section 3.2 Initial Capital Contribution by Pohlad Companies.

         Pohlad Companies' acquisition of its Class A Membership Interest and its Class B Membership Interest in the Company shall be effective upon the contribution of the sole interest in DakBev, all of its Delta Stock and its partnership interest in P-PR Transfer pursuant to the Contribution Agreement.

         Section 3.3 Initial Contribution by Metro.

         Metro's acquisition of its Class A Membership Interest and Class B Membership Interest in the Company shall be effective upon its contribution of the PepsiCo Stock and all of its Delta Stock pursuant to the Contribution Agreement.

         Section 3.4 Initial Contribution by BFSI.

         BFSI's acquisition of its Class A Membership Interest in the Company shall be effective upon the contribution of its partnership interest in P-PR Transfer pursuant to the Contribution Agreement.

         Section 3.5 Additional Capital Contribution.

         Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial Capital Contribution or to guarantee any loan to the Company. If the Members unanimously approve an additional capital contribution (an "Additional Capital Contribution") each Member shall contribute in cash or property, an amount (the "Proportional Amount") equal to the total Additional Capital Contribution amount so approved multiplied by that Member's Class A Percentage Interest. The Members shall make such Additional Capital Contributions to the Company within ten (10) business days following the approval by the Members of the Additional Capital Contribution. No changes shall be made to the Percentage Interests of any Member in connection with any Additional Capital Contribution made pursuant to this
Section 3.5.

         Section 3.6 Return of Contributions.

         No interest shall accrue on any contributions to the capital of the Company. No Member shall have the right to withdraw or to be repaid any Capital Contribution made by such Member except as otherwise provided herein or by the Act.

         Section 3.7 Additional Issuance of Interests; Additional Classes of Interests.

         (a) In order to raise additional capital, acquire assets, redeem or retire debt of the Company or for any other purpose, the Company may issue Interests in addition to those initially issued pursuant to Sections 3.2, 3.3 and 3.4 to any Member, or any other Person, and may admit such other Persons to the Company as Members, for consideration, and on terms and conditions, all as approved by unanimous consent of the Members in accordance with Section 6.3.

         (b) In accordance with Section 6.3, the Members may unanimously determine to issue Interests in the Company from time to time in one or more classes of Interests, or one or more series of such classes of Interests, which classes or series shall have, subject to the provisions of applicable law, such designations, preferences and relative, participating, optional or other special rights as shall be approved by the unanimous consent of the Members, including, without limitation, with respect to: (i) the allocation of items of Profits or Losses to each such class or series; (ii) the right of each such class or series to share in distributions; (iii) the rights of each such class or series upon dissolution and liquidation of the Company; (iv) the price at which, and the terms and conditions upon which, each such class or series may be redeemed by the Company, if any such class or series is so redeemable; (v) the rate at which, and the terms and conditions upon which, each such class or series may be converted into another class or series of Interests; and (vi) the right of each such class or series to vote on Company matters, including matters relating to the relative rights, preferences and privileges of such class or series, if any such class or series is granted any voting rights.

         (c) If the Company issues new Interests in accordance with this Section 3.7, the Members shall amend Schedule 2 hereto to adjust each Member's Percentage Interest as they may unanimously agree.

         Section 3.8 Liability of Members; Ability to Bind the Company.

         (a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's Capital Contribution.

         (b) A Member's Interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

         (c) Unless otherwise provided herein, no Member in its capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

                                    ARTICLE 4

             ALLOCATIONS OF PROFITS AND LOSSES; SPECIAL ALLOCATIONS;
                         DISTRIBUTIONS; TAX ALLOCATIONS

         Section 4.1 Allocations of Profits and Losses.

         (a) Class A Membership Interests. After giving effect to the allocations set forth in Section 4.1(b) for the Class B Membership Interests and special allocations set forth in Sections 4.2, 4.3 and 4.4, all Profits and Losses of the Company shall be allocated to the Members in proportion to their Class A Membership Interests. Notwithstanding the previous sentence, any reduction in the Gross Asset Value of PPR Class B Stock resulting from the revaluation on December 31, 1999, pursuant to paragraph (ii) of the definition of Gross Asset Value, shall be allocated entirely to Pohlad Companies in an amount not to exceed the amount by which the reduction in the Gross Asset Value of PPR Class B Stock would be if the Closing Price (as such term is defined in Section 1.5 of the Contribution Agreement) of PPR Class B

Stock were $2.92 per share. Any reduction in the Gross Asset Value of PPR Class B Stock not allocated to Pohlad Companies pursuant to the preceding sentence shall be allocated to the Members in proportion to their revised Class A Membership Interests as calculated pursuant to Section 1.5 of the Contribution Agreement.

         (b) Class B Membership Interests. After giving effect to the special allocations set forth in Sections 4.2, 4.3 and 4.4, all Profits and Losses of the Company arising from or attributable to its investment in, or, ownership or disposition of, PepsiCo Stock shall be allocated solely to the Class B Members in proportion to their Class B Membership Interests.

         Section 4.2 Limitation on Allocation of Losses.

         Losses shall not be allocated to a Member to the extent an allocation of such loss would cause or increase an Adjusted Capital Account Deficit of such Member. If each Member would have an Adjusted Capital Account Deficit as a consequence of such allocation of Losses, Losses shall be allocated to the Members as set forth in Section 4.1. Prior to any subsequent allocation of Profits under Section 4.1, Profits will first be allocated to the Members who were allocated Losses as a result of this Section 4.2 until such prior allocations of Losses are fully offset.

         Section 4.3 Special Provisions Regarding Allocations of Profits and Losses.

         (a) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article 4, if during any Fiscal Year there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of that Member Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of such Fiscal Year must be allocated items of Company income and gain for the Fiscal Year (and, if necessary, for succeeding Fiscal Years) equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(4)); provided, however, that this
Section 4.3(a) shall not apply to the extent the circumstances described in the third and fifth sentences of Treasury Regulations Section 1.704-2(i)(4) exist. The items of Company income and gain to be allocated pursuant to this Section 4.3(a) shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (j). This Section 4.3(a) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

         (b) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 4 (except paragraph (a) of this Section 4.3), if there is a net decrease in Minimum Gain for any Fiscal Year, each Member shall, in the manner provided in Treasury Regulations Section 1.704-2(f), be allocated items of Company income and gain for such year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Minimum Gain, in accordance with Treasury Regulations Sections 1.704-2(f),(g) and (j); provided, however, that this Section 4.3(b) shall not apply to the extent the circumstances described in Treasury Regulations Sections 1.704-2(f)(2), 1.704-2(f)(3), 1.704-2(f)(4), or 1.704-2(f)(5) exist. The items of Company income and gain to be allocated pursuant to this Section 4.3(b) shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and
(j). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

         (c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that create or increase an Adjusted Capital Account Deficit for such Member, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d), the Adjusted Capital Account Deficit for such Member as quickly as possible; provided, however, that an allocation pursuant to this Section 4.3(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this Section 4.3(c) were not in this Agreement.

         (d) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated as Losses as follows: (i) Nonrecourse Deductions attributable to liabilities assumed by the Company from Pohlad Companies (including all liabilities treated as being assumed by the Company from Pohlad Companies for U.S. federal income tax purposes under Code
Section 752) shall be allocated entirely to Pohlad Companies, and (ii) all other Nonrecourse Deductions shall be allocated among the Members in accordance with their Class A Membership Interests.

         (e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated in accordance with Treasury Regulations Section 1.704-2(i)(1).

         (f) Section 754 Adjustment. To the extent that any adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code
Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations. If deemed necessary, by the unanimous consent of the Managers, the Tax Matters Member shall make the election permitted under Code Section 754.

         Section 4.4 Curative Allocations.

         The Members shall determine, by unanimous consent, if any special allocations of items of income, gain, loss or deduction pursuant to Section 4.3 shall be taken into account in computing allocations in a subsequent Fiscal Year (or portion thereof) pursuant to the other provisions of Article 4 so that the net amount of any items so allocated and all other items allocated to each Member pursuant to Article 4 shall, to the extent possible, be equal to the net amount that would have been allocated to each Member pursuant to Article 4 if the special allocations in Section 4.3 had not been made. In determining the allocations under this Section 4.4, consideration must be given to future allocations under Sections 4.3(a) and 4.3(b) that, although not yet required, are likely to offset allocations under Sections 4.3(d) and 4.3(e).

         Section 4.5 Other Allocation Rules.

         (a) For purposes of determining Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, using any method that is permissible under Code Section 706. If an Interest in the Company is Transferred in accordance with and as defined in Article 9 of this Agreement, then except as otherwise provided by Code Section 706, the Profits and Losses of the Company and any other items of the Company shall be allocated between the periods before and after the Transfer by the closing-of-the-books method. As of the date of such Transfer, the transferee shall succeed to the Capital Account of the transferor Member with respect to the Transferred Interest. This Section 4.5(a) shall apply for purposes of computing a Member's Capital Account and for federal income tax purposes.

         (b) If any fees or other payments deducted for federal income tax purposes by the Company are recharacterized by a final determination of the Internal Revenue Service or a court in a determination or ruling with respect to which no appeal or other relief is available (or the time within which the applicable party or parties are required to initiate action to obtain such relief has elapsed without the applicable party or parties having initiated such action) as nondeductible distributions to any Class A Member or any Class B Member, then, notwithstanding all other allocation provisions (other than the special allocations pursuant to Section 4.3 hereof), gross income attributed to the Class A Membership Interests or the Class B Membership Interests, as the case maybe, shall be allocated to such Class A Member or such Class B Member, as the case may be, (for each Fiscal Year in which such recharacterization occurs) in an amount equal to the fees or payments recharacterized.

         (c) Each "excess nonrecourse liability" of the Company within the meaning of Treasury Regulation Section 1.752-3(a)(3) shall be allocated among the Members in accordance with the manner in which the Nonrecourse Deductions attributable to such liability will be allocated pursuant to Section 4.3(d).

         Section 4.6 Tax Allocations Unless otherwise agreed by the Members, the following elections will be made by the Company:

         (a) In accordance with Code Section 704(c), the traditional method as set forth in Treasury Regulations Section 1.704-3(b), shall, solely for tax purposes, direct the allocation of income, gain, loss, and deduction with respect to any Company property among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Gross Asset Value.

         (b) In the event that the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (ii) or (iv) of the definition of Gross Asset Value contained herein, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the Gross Asset Value of such asset immediately before such adjustment and its Gross Asset Value immediately after such adjustment in the same manner as under Code Section 704(c) using the traditional method as set forth in Treasury Regulations Section 1.704-3(b).

         (c) Except as provided in Section 4.6(a), for federal income tax purposes, under the Code and Treasury Regulations, each Company item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to this Article 4. Any elections or other decisions relating to such allocations shall be made by the Members (or, to the extent provided in Section 8.3, the Tax Matters Member) in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses, other items, or distributions pursuant to any provision of this Agreement.

                                    ARTICLE 5

                           DISTRIBUTIONS; WITHHOLDING

         Section 5.1 Distributions to the Members.

         Other than liquidating distributions, which shall be made in accordance with Section 11.4, or distributions made in accordance with Section 9.4, all other distributions shall be made as follows:

         (a) Distributions of cash to the Members shall be made from available Cash Flow as follows:

         (i) All Cash Flow remaining after distributions under Section 5.1(a)(ii) shall be distributed annually to the Class A Members in accordance with their Class A Percentage Interests in effect at the time the distribution is made.

         (ii) Cash dividends paid to the Company and any Cash Flow with respect to the PepsiCo Stock shall be distributed to the Class B Members annually in proportion to the Class B Percentage Interests.

         (b) Distributions in Kind. No distribution of Company property shall be made without the unanimous consent of all Members. Notwithstanding the preceding sentence, the Company may, at any time, distribute to the Class B Members all or any portion of the PepsiCo Stock held by the Company and the Company can make pro rata distributions of property to Pohlad Companies in accordance with
Section 9.4 hereof.

         Section 5.2 Withholding.

         All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 5.1(a) and shall be offset against other amounts otherwise distributable to such Member.

                                    ARTICLE 6

                            MANAGEMENT OF THE COMPANY

         Section 6.1 Management of the Company.

         The responsibility for the day to day management of the Company shall be vested in Pohlad

Companies or one of its Affiliates. The Members agree that Pohlad Companies shall have the authority to act on behalf of the Company in connection therewith, subject in all cases, however, to the provisions of Section 6.3. The Members intend, and Pohlad Companies specifically recognize and agree, that the Company's affairs will at all times be conducted in furtherance of the Current Multi Year Business Plan [or, if none, the Multi Year Business Plan most recently approved by the Members].

         Section 6.2 Authority of Pohlad Companies.

         Subject to Section 6.3, Pohlad Companies shall have all necessary powers to carry out the purposes and business of the Company in furtherance of the Current Multi Year Business Plan or, if none, the Multi Year Business Plan most recently approved by the Members. Without limiting the foregoing, except as otherwise expressly provided in this Agreement, the Pohlad Companies shall have the following specific rights and powers:

         (a) To the extent of Company assets, to prosecute, defend, settle or compromise actions or claims at law or in equity at the Company's expense as may be necessary or proper to enforce or protect the Company's interests provided that, approval of any settlement to be entered into by an Indemnified Party (as hereinafter defined) pursuant to Section 6.7(c) shall require unanimous consent of those Members who are not Indemnified Parties; and to satisfy any judgment, decree, decision or settlement of any such suit or claim, first, out of any insurance proceeds available therefor, and next, out of the Company's assets and income.

         (b) To authorize the entry into and performance of contracts and agreements and to do and perform all such other things as may be in furtherance of Company purposes; and to authorize a Member to execute, acknowledge and deliver on behalf of the Company any and all instruments which may be deemed necessary or convenient to effect the foregoing.

         (c) To acquire and enter into any contract of insurance which the Pohlad Companies deems necessary and proper for the protection of the Company or for any purpose beneficial to the Company.

         Section 6.3 Unanimous Vote Required.

         Unanimous approval of the Members shall be required in the following circumstances unless the matter is specifically contemplated in the then effective Multi Year Business Plan:

         (a) Any material change in the business or purpose of the Company from the business described in Section 2.7 hereof and any material deviation from the Multi Year Business Plan;

         (b) The sale, lease, transfer or other disposition of any assets of the Company outside the ordinary course of business, other than distributions made pursuant to and in accordance with Articles 5 or 9 hereof;

         (c) Any voluntary liquidation, dissolution or termination of the Company;

         (d) The issuance by the Company of any additional Interests or other equity interests (including any interests convertible into or exchangeable for equity interests) of the Company, or the admission of a new Member to the Company pursuant to Section 3.7;

         (e) Any amendment to this Agreement or to the certificate of formation of the Company;

         (f) The necessity for, amount and timing of, Additional Capital Contributions;

         (g) Any split, combination or reclassification of any Interests;

         (h) Any registered public offering of any equity interests of the Company;

         (i) The establishment by the Company of any joint venture with a third party or the acquisition of all or part of any other business person or entity;

         (j) The approval of the making of any investment (except as otherwise addressed in Section 6.3(i) above) or capital expenditures, take-or-pay arrangements or significant operating arrangements;

         (k) The entry by the Company into any contract, agreement or arrangement providing for the lending of funds by the Company or the provision by the Company of a guaranty;

         (l) The entry by the Company into any contract, agreement or arrangement with, making any loan to or guarantee of any indebtedness of, a Member or any Affiliate of any Member or any officer or employee thereof and any amendment or modification of any of the foregoing;

         (m) The initiation or settlement of any litigation material to the business of the Company;

         (n) The selection of a replacement accounting firm to represent the Company in lieu of the accounting firm named in Section 13.1, as necessary; provided, however, that such approval shall not be required where the replacement accountants are a "Big 5" accounting firm without an existing conflict issue with any Member or the Company;

         (o) Any borrowing of money, assumption or guarantee of any indebtedness or other obligations, or issuing any debt securities.

         (p) Any agreement with any other person or entity restricting or constraining the Company's right to vote its shares of PPR.

         Any action taken by the Company in connection with matters requiring unanimous approval of the Members as set forth above or elsewhere in this Agreement without unanimous approval of the Members shall be null and void and of no legal effect and shall constitute a Deadlock Event in accordance with
Section 9.4 hereof.

         The Members acknowledge and agree that each Member shall be free to exercise its own judgment in connection with any provision contained herein requiring a unanimous vote of the Members, which judgment may be in accordance with its own best interest. At no time shall the use of a reasonableness standard in this Agreement impose a duty on a Member to act or vote in the best interests of the Company.

         Section 6.4 Meetings of the Members.

         The Members shall meet quarterly for the proper conduct of the business of the Company. The Members may unanimously determine to cancel any quarterly meeting. Special Meetings of the Members may be called by any Member. In no event shall any meeting of the Members be held upon less than ten (10) days prior written notice to all Members. All discussion, presentation and distribution materials to be discussed, presented or distributed at any Meeting of the Members shall be provided to the Members at least one (1) week in advance of such meeting.

         Section 6.5 Joint Representative

         For purposes of this Agreement, each of BFSI and Metro hereby appoint PepsiCo as their joint representative (the "Joint Representative"). BFSI and Metro may change their Joint Representative at any time and from time to time by written notice to Pohlad Companies. The written approval of the Joint Representative shall constitute the written approval of each of BFSI and Metro for all purposes of this Agreement.

         Section 6.6 Quorum.

         The presence, in person or by proxy, of representatives of Pohlad Companies and one other Member, shall constitute a quorum for the transaction of business at any meeting of the Members.

         Section 6.7 Compensation.

         Pohlad Companies shall not receive any compensation for services rendered in its capacity as day-to-day manager of the Company's business.

         Section 6.8 Action Without a Meeting.

         Any action required or permitted to be taken only by unanimous vote of the Members may be taken without a meeting if (i) an advance notice, which shall describe the nature of such proposed action in sufficient detail to allow each Member to adequately evaluate such action, is sent to each Member prior to such action being consented to, and (ii) all Members consent in writing to the taking of the action and (iii) the writing or writings are filed with the minutes of proceedings of the Members. No meeting shall be required for the taking of any action which does not require the unanimous consent of the Members.

         Section 6.9 Liability for Certain Acts.

         (a) Pohlad Companies shall perform its duties as manager of the Company's day-to-day operations in good faith, in a manner reasonably believed to be in the best interests of the Company, with such care as an ordinarily prudent person in a like position would use under similar circumstances, and in accordance with the terms of this Agreement. If Pohlad Companies so performs its duties, it shall not have any liability by reason of its actions in that capacity. Pohlad Companies do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. Pohlad Companies shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of its activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company; provided, however, that this Section 6.9 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct or a knowing and material breach by Pohlad Companies of this Agreement or the Multi-Year Business Plan.

         (b) The Company shall indemnify and hold Pohlad Companies harmless from and against any claim, loss, expense, damage or injury suffered or sustained by it (including, but not limited to, any judgment, award, settlement, reasonable attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that Pohlad Companies is liable for any debt, obligation or liability of the Company or is directly or indirectly required to make any payments in respect thereof or in connection therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of Pohlad Companies activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company; provided, however, that this Section 6.9(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct or a knowing and material breach by Pohlad Companies of this Agreement or the Multi-Year Business Plan.

         (c) Each party to be indemnified (an "Indemnified Party") under paragraph (b) or (d) of this Section 6.9 shall give the Company notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty
(30) days after the Indemnified Party has received actual notice thereof. The Company shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. The Company shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of the Company.

         (d) The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 6.9, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Company. The Company shall purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under
Section 6.9.

         Section 6.10 Board Representation for Franchised Bottlers.

         For each Franchised Bottler in which a controlling interest is held directly or indirectly by the Company or PPR, PepsiCo shall have the right to designate one member of the Board of Directors of the Franchised Bottler and Pohlad Companies shall have the right to designate all other members of such Board. The Company and each of the Members shall take all actions within their respective powers to cause all such nominees to be elected.

                                    ARTICLE 7

                        PROVISIONS RELATING TO PEPSI-COLA
                          PUERTO RICO BOTTLING COMPANY

         Section 7.1 General.

         With respect to the Company's investment in PPR and PPR's investments in its subsidiaries, the Members hereby agree that each of them and the Company shall comply with the provisions of this Article 7 for so long as the Company, directly or indirectly, owns or controls shares of the capital stock of PPR which entitles the Company to cast a majority of the votes at a shareholders meeting of PPR.

         Section 7.2 Voting of PPR Shares.

         The Company shall vote its shares of PPR at all times such that one (1) member of the Board of Directors of PPR and each of its direct subsidiaries and any material indirect subsidiary designated from time to time by PepsiCo shall be that person designated by PepsiCo on behalf of Metro and BFSI (the "PepsiCo Director"). Pohlad Companies shall have the right to designate and vote the Company's shares of PPR for all other members of the Boards of Directors of PPR and its subsidiaries, subject, however, to the rules of the New York Stock Exchange requiring the election of two (2) independent directors (the "Independent Directors"). All directors that may be designated by Pohlad Companies in its sole and absolute discretion, other than the Independent Directors, are referred to as the "Pohlad Directors". In order of priority, the Company's voting power shall be exercised first to elect the PepsiCo Director, second to elect the Independent Directors and, third to elect the Pohlad Directors.

         Section 7.3 Management.

         The Company and each Member shall take all the steps within its power to cause:

         (a) PPR and each subsidiary that requires a separate audit to establish and maintain an Audit Committee of its board of directors and the appointment of the PepsiCo Director to such Audit Committees.

         (b) PPR to deliver to PepsiCo consolidated monthly financial statements of PPR (consisting of a balance sheet, income statement and statement of cash flows) no later than forty-five (45) days after the end of each month.

         (c) The appointment of one of the "big five" international accounting firms to serve as the independent auditors of PPR and each subsidiary.

         Section 7.4 Approval Rights of PepsiCo Director.

         The Company and each Member shall take all steps within their respective power to cause PPR's board of directors and the boards of directors of each direct and indirect subsidiary of PPR to implement control mechanisms requiring all the actions listed below to be submitted to PPR's or such subsidiary's board of directors. The Company and each Member shall take all steps within their power to prevent the taking of any of the following actions by PPR or any subsidiary unless such action is either expressly contemplated by the then current Multi Year Business Plan or is expressly approved by BFSI or Metro:

         (a) Any material change in the business or purpose of PPR or any of its subsidiaries from its then current business or purpose;

         (b) Any merger or consolidation involving PPR or any of its subsidiaries;

         (c) Making any investment or capital expenditure or the sale, lease, transfer or other disposition of any assets of PPR or any subsidiary in excess of $5 million individually or together with a series of related transactions in a 12 month period outside the ordinary course of business;

         (d) Any voluntary liquidation, dissolution or termination;

         (e) The issuance of any shares of capital stock or any debt securities convertible into or exchangeable for shares of capital stock, or issuing or granting any warrant, option or other right to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock, other than; (i) the grant of options and issuance of shares pursuant to the exercise thereof under any employee stock option plan in existence as of the date hereof; or (ii) the issuance of shares of capital stock pursuant to the exercise of any warrant outstanding as of the date hereof;

         (f) The establishment by PPR or any subsidiary of any joint venture with a third party or the acquisition of all or part of any other business person or entity;

         (g) The appointment of any replacement Chief Executive Officer and/or Chief Financial Officer;

         (h) The approval of a Multi Year Business Plan, or any material amendments thereto or deviations therefrom;

         (i) The making of any take-or-pay arrangement or significant operating arrangement in excess of $5 million individually or together with a series of related transactions during any Year.

         (j) The entry by PPR or any subsidiary into any contract, agreement or arrangement providing for the lending of funds or the provision of a guaranty, except in the ordinary course of business;

         (k) The addition of any new beverage product or package to the beverage products and packages currently manufactured and/or distributed by PPR or such subsidiary or the discontinuance and/or disposition of any beverage product or package currently manufactured and/or distributed by PPR or such subsidiary; provided, however, that consent to the discontinuance of any beverage product or package shall be viewed by Metro and BFSI in a manner which is consistent with their historical practice on such matters.

         (l) Any new borrowing of money, assumption or guarantee of any indebtedness or other obligations, or issuing any debt securities which, based on a reasonable forecast for the 12 months following the anticipated closing of such borrowing made available to the Board of Directors, would have the effect of causing PPR's "Interest Coverage Ratio" to fall below 2.5 to 1. For purposes of this subsection 7.4(l), the term "Interest Coverage Ratio" shall mean the ratio of: (i) PPR's and it's subsidiaries' annual net income before deduction for interest expense, income tax expense, depreciation expense and amortization expense; to (ii) PPR's and such subsidiaries' annual interest expense (including any anticipated payments of dividends on preferred stock and the interest component of payments on capitalized leases), in all cases, on a consolidated basis.

         (m) The selection of a replacement accounting firm to represent PPR or any subsidiary in lieu of Arthur Andersen, provided, however, that such approval shall not be required where the replacement accountants are a "Big 5" accounting firm with no existing conflict issue with any Member, the Company or PPR.

         (n) The entry into any contract, agreement or arrangement with or for the benefit of a Member or any Affiliate of any Member or any officer or employee thereof and any amendment or modification of any of the foregoing.

         (o) The payment of any dividends.

         The foregoing is not intended, nor shall it be construed to constitute, any limitation or restriction on any director of PPR or a subsidiary thereof to act in compliance with his or her fiduciary obligation to PPR or such subsidiary. However, the taking of any of the foregoing actions by PPR or any of its subsidiaries without the approval of BFSI or Metro shall be treated as a Deadlock Event in accordance with Section 9.4 hereof.

         Section 7.5 Annual Operating Plan.

         (a) The Multi Year Business Plan as agreed upon by the Members for the three Years immediately following the execution of this Agreement is annexed hereto as Exhibit 5. The Company and the Members shall take all steps within their power to; (i) cause the Boards of Directors of PPR and its subsidiaries to adopt the Multi Year Business Plan; (ii) cause PPR to develop and prepare Multi Year Business Plans for presentation to the Board of Directors for each subsequent Year and present the Multi Year Business Plan to the Board of Directors at least ninety (90) days prior to the commencement of each such Year.

         (b) If a Multi Year Business Plan is not approved by the Board of Directors for any subsequent year, PPR and its subsidiaries will continue to operate in accordance with the most recently approved Multi Year Business Plan.

                                    ARTICLE 8

                 RECORDS, ACCOUNTING MATTERS, TAX MATTERS MEMBER

         Section 8.1 Maintenance and Review of Records.

         The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement, and shall make the records, and accounts available for inspection and copying by any Member or its authorized representative at all reasonable times. Each Member shall have the right to (i) review all financial books, records, reports and statements of the Company, (ii) review all financial controls and processes of the Company, (iii) ensure that all such books, reports, statements, controls and processes are in accordance with generally accepted accounting principles applied on a consistent basis, and
(iv) authorize, supervise and direct any audit of the Company by the Company's accountants. The Company shall be responsible for any fees and expenses from the accountants associated with such audit.

         Section 8.2 Accounting Method.

         The Company shall prepare its financial statements and tax returns using the accrual method of accounting and generally accepted United States financial and tax accounting principles, respectively.

         Section 8.3 Tax Matters Member.

         Pohlad Companies or an Affiliate shall be the tax matters partner ("Tax Matters Member") of the Company for purposes of Code Section 6231. The Tax Matters Member shall perform the following:

         (a) Prepare and file or supervise the preparation and filing of the Company's federal, state and local or other partnership tax returns.

         (b) Furnish or cause to be furnished to the Members all necessary or appropriate tax information within ninety (90) days after the close of the Fiscal Year of the Company.

         (c) Prepare or cause to be prepared, within five (5) days after completion of the monthly financial statement of PPR, a financial report for such month, and shall cause a copy of the report to be furnished to the other Members. Such copy shall include a balance sheet as of the last day of the calendar month and a statement of income or profit and loss for the calendar month and the year-to-date period including that calendar month. The statement of income or profit and loss shall disclose the amount of and any changes in profit or loss, and shall show in particular the amounts of depreciation, amortization, interest, and extraordinary income or charges, whether or not included in the operating income.

         (d) Cause to be prepared and furnished to the Members, within ninety
(90) days after the close of the Fiscal Year, audited financial statements of the Company.

         (e) Furnish the name, address, profits interest and taxpayer identification number of each Member to the Internal Revenue Service and take such action as may be reasonably necessary to constitute every Member as a "notice partner" as that term is defined in Code Section 6231.

         (f) Refuse to extend the statute of limitations with respect to tax items of the Company without the unanimous written consent of the Members.

         (g) Elect the accrual method of accounting for the Company and make any other tax elections on behalf of the Company as the Tax Matters Member, subject to Section 4.6(c), deems necessary and advisable; provided, however, that the election under Code Section 754 or any election to be classified for federal tax purposes as other than a partnership shall be made only with the unanimous consent of the Members.

         Nothing in this Section shall limit the ability of any Member to take any action in its individual capacity relating to administrative proceedings of Company matters that is left to the determination of any individual Member under the Code or under any similar state or local provision.

         The Tax Matters Member will be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by it in complying with and carrying out its responsibilities as Tax Matters Member.


                                    ARTICLE 9

             RESTRICTIONS ON TRANSFER; DEADLOCK; APPRAISAL PROCEDURE

         Section 9.1 Restrictions on Transfers.

         (a) Except as otherwise provided in Section 9.2 or 9.4, no Member may sell, assign, convey, transfer, give, donate or otherwise dispose of (collectively, "Transfer") or mortgage, pledge, hypothecate, assign as security or otherwise encumber (collectively, "Encumber"), or contract to Transfer or Encumber, any of its Interest, without the prior written consent of the other Members, which consent may be withheld or conditioned in such other Member's sole discretion. No noncomplying Transfer or Encumbrance or purported Transfer or Encumbrance (an "Ineffective Transfer") pursuant to which any Person shall attempt to acquire any Interest other than in accordance with the provisions of this Agreement, shall be recognized by the Company. An Ineffective Transfer shall be null and void and shall not be recorded as a transfer on the transfer records of the Company.

         (b) Indirect Assignments of Metro's and BFSI's Interest. PepsiCo shall not permit the assignment or transfer of voting control of Metro or BFSI, or of any transferee of either of them under Section 9.2, to any Person other than an Affiliate of PepsiCo without the prior written consent of Pohlad Companies, which consent may be withheld or conditioned in Pohlad Companies' sole discretion.

         (c) Indirect Assignments by Pohlad Companies. Pohlad Companies shall not permit the assignment or transfer of voting control of Pohlad Companies, or of any transferee of Pohlad Companies under Section 9.2, to any Person other than an Affiliate of any of Robert C. Pohlad, James O. Pohlad or William M. Pohlad or their immediate family members, without the prior written consent of PepsiCo, which consent may be withheld or conditioned in PepsiCo's sole discretion.

         Section 9.2 Transfers to Affiliates.

         Metro and BFSI may at their sole discretion transfer their respective Interests to any wholly-owned subsidiaries of PepsiCo, provided that PepsiCo shall notify Pohlad Companies, in writing, of such transfer and any such transferee shall agree prior to such transfer to be bound by the terms of this Agreement and shall, to the extent requested by Pohlad Companies, comply with the provisions of Section 9.3. Pohlad

Companies may at its sole discretion transfer its Interest to any Affiliate of Pohlad Companies, Robert C. Pohlad, James O. Pohlad or William M. Pohlad or their immediate family members, provided that Pohlad Companies shall notify PepsiCo, in writing, of such transfer and any such transferee shall agree prior to such transfer to be bound by the terms of this Agreement and shall, to the extent requested by PepsiCo, comply with the provisions of Section 9.3.

         Section 9.3 Opinions of Counsel.

         As a condition to granting the consent described in Section 9.1 or pursuant to a transfer described in Section 9.2, the non-transferring Member may, but is not required to, request that the transferring Member provide an opinion of counsel, acceptable to the remaining Member, that such transfer or disposition (i) does not require registration or other qualification under the Securities Act, (ii) does not require registration or other qualification under applicable state securities or "Blue Sky" laws, (iii) does not violate any state securities or "Blue Sky" laws (including any investment suitability standards) applicable to the Company or to the Interest to be transferred, (iv) does not result in the Company being treated as an association taxable as a corporation, or otherwise as an entity not taxable as a partnership for federal income tax purposes, and (v) does not result in the Company being treated as a "publicly traded partnership" as such term is defined in Code Section 7704 and the Treasury Regulations promulgated thereunder.

         Section 9.4 Deadlock Event.

         (a) It is the essence of the parties agreement that, at all times, PPR and all of its subsidiaries shall be operated and shall perform, in all material respects, as contemplated in a Current Multi-Year Business Plan. As the operating company, PPR and its employees will take the lead in preparing the Multi-Year Business Plan and the assumptions and models upon which it is based. The Members will give input in the planning process and will approve or disapprove of the final product.

         (b) Each of the following shall constitute a "Dead Lock Event".

                  (i) the absence of a Current Multi-Year Business Plan;

                  (ii) PPR's failure to present a Multi-Year Business Plan as required under Section 7.5 hereof;

                  (iii) a Deadlock Event under Section 6.3 or 7.4 hereof;

                  (iv) PPR and its subsidiaries, taken as a whole, fail in any material respect to operate and perform in accordance with the then current Multi-Year Business Plan (including without limitation maintaining an Interest Coverage Ratio of at least 2.5 to 1 or such other ratio as may be included in the Current Multi-Year Business Plan) and such failure continues for a period of six (6) months.

         (c) Each party hereto agrees to give notice to each other party upon it becoming aware of the existence of a Deadlock Event (such notice constituting a "Deadlock Event Notice"). Once such Deadlock Event Notice has been given, PepsiCo, on behalf of BFSI and Metro, and Pohlad Companies shall consult with each other in good faith on a regular basis during the one hundred and twenty
(120) day
period following the giving of such Deadlock Event Notice in an effort to resolve such Deadlock Event (the "First Resolution Period"). Within thirty (30) days after the end of the First Resolution Period, such thirty (30) day period being subject to extension by mutual agreement of Pohlad Companies and PepsiCo, PepsiCo and Pohlad Companies shall cause their respective Chief Executive Officers, or their delegates, to meet and consult with each other in good faith at a mutually agreeable place to resolve such Deadlock Event (the "Second Resolution Period"). The Second Resolution Period shall end thirty (30) days after such meeting. In the event such officers are unable to resolve the Deadlock Event before the end of the Second Resolution Period, the Members may mutually agree to submit such matter to non-binding mediation on such terms as they may agree or either Member may give written notice to the other Members of a continuing Deadlock Event (a "Continuing Deadlock Event Notice"). In the event such Continuing Deadlock Notice is given, PepsiCo shall have a period of thirty
(30) days within which to elect to purchase Pohlad Companies Class A Membership Interest at the value determined in accordance with the appraisal procedure set forth in Section 9.5. If PepsiCo takes no such action thirty (30) days after receipt of the Continuing Deadlock Event Notice, such Deadlock Event shall be deemed immediately to terminate, without prejudice to any party's right to issue additional Deadlock Event Notices to the other parties in respect of the same Deadlock Event or any other Deadlock Event in accordance with the procedures set forth above. The Continuing Deadlock Event Notice shall be deemed to have been given when delivered in person or by courier or transmitted by facsimile, receipt confirmed by telephone or electronic means, or three (3) days after being deposited in the United States mail, postage prepaid, and addressed as set forth in Section 13.3. Any Deadlock Event arising solely under clauses 9.4(b)(i) or (ii) above shall be deemed to be resolved upon the subsequent adoption of a Current Multi-Year Business Plan.

         (d) In the event of a Deadlock Event arising solely under clause 9.4(b)(iv), if, prior to the giving of a Continuing Deadlock Event Notice in respect of such Deadlock Event, Pohlad Companies demonstrates to PepsiCo's reasonable satisfaction that it and PPR have taken all commercially reasonable steps within their control to operate PPR and its subsidiaries and to cause PPR and its subsidiaries to perform in accordance with the then current Multi-Year Business Plan, PepsiCo's right to elect to purchase Pohlad Companies Class A Membership Interest shall be stayed until the earlier to occur of : (i) PepsiCo determining, in its reasonable judgement, that Pohlad Companies and PPR and its subsidiaries are not taking all commercially reasonable steps within their control to operate PPR and its subsidiaries and to cause PPR to perform in accordance with the then current Multi-Year Business Plan or (ii) (subject to possible extension as provided below) the second anniversary of the giving of the Deadlock Event Notice. If, during the pendency of any such stay, PPR's operations and performance are brought back into compliance in all material respects with the then current Multi Year Business Plan, and such compliance is maintained for a period of at least twelve (12) consecutive months, PepsiCo's right to elect to purchase Pohlad Companies Class A Membership Interest in respect of the original Deadlock Event in question shall terminate. In the event the second anniversary of the giving of the original Deadlock Event Notice falls within a period of compliance, the stay of PepsiCo's right to elect to Purchase Pohlad Companies Class A Membership Interest shall be further stayed beyond such second anniversary until the earlier to occur of (i) the end of such period of compliance or (ii) the termination of that right to purchase under the immediately preceding sentence.

         (e) If at any time PepsiCo acquires the right under this Section 9.4 to elect to purchase Pohlad Companies' Class A Membership Interest and PepsiCo does not elect to so purchase Pohlad Companies' Class A Membership Interest and, within thirty (30) days after PepsiCo's failure or refusal to purchase

Pohlad Companies' Class A Membership Interest, Pohlad Companies notifies PepsiCo that Pohlad Companies has determined that it can no longer continue in the relationship and wishes to end its participation in the Company, PepsiCo and the Members shall meet to discuss potential exit options for Pohlad Companies. As part of those discussions, if requested to do so by Pohlad Companies, PepsiCo shall use its best efforts to designate one or more Franchised Bottlers that it would be willing to pre-approve as an acquirer of Pohlad Companies' Class A Membership Interest (an "Approved Acquirer"). Pohlad Companies' recognizes that any such bottler would need to be in good standing as a Franchised Bottler and have, in PepsiCo's reasonable judgement, adequate capital to effect the transaction. In the event that, within 90 days (subject to extension of such period by agreement of PepsiCo and the Members) of PepsiCo's designation of an Approved Acquiror, Pohlad Companies successfully negotiates with any such Approved Acquirer a transfer of Pohlad Companies' Class A Membership Interest to such Approved Acquirer, each of Metro, BFSI and PepsiCo agree to consent to and approve such transfer. Notwithstanding the foregoing, each of PepsiCo, Metro and BFSI shall have the right to condition such consent and approval upon the Approved Acquirer agreeing to also acquire Metro and BFSI's respective Class A Membership Interests on the same terms and conditions and at the same time as it acquires Pohlad Companies' Class A Membership Interest. Although neither PepsiCo, Metro nor BFSI shall be under any obligation to approve a transfer of Pohlad Companies' Class A Membership Interest to anyone who has not been specifically designated by PepsiCo as an Approved Acquiror, Pohlad Companies shall be free, during the period while it is negotiating a transfer of its Class A Interest to an Approved Acquiror, to discuss the possibility of a transfer with any other Franchised Bottler. Participation by any such Franchised Bottler in any such discussions shall not constitute a breach of such Franchised Bottler's bottling appointments.

         (f) In the event PepsiCo is unable to designate one or more Approved Acquirers within thirty (30) days after having been asked to do so in accordance with Section 9.4(e) or, having endeavored in good faith and with reasonable diligence for a period of sixty (60) days, Pohlad Companies is unable to negotiate a transfer of its Class A Membership Interest to an Approved Acquirer, Pohlad Companies shall have the right, exercisable within thirty (30) days of either PepsiCo's failure to designate an Approved Acquirer or the end of the sixty (60) day negotiation period, to direct the Company to liquidate its Class A Membership Interest. In such event, the Company shall distribute to Pohlad Companies in liquidation of Pohlad Companies' Class A Membership Interest a pro rata portion (based on Pohlad Companies' Class A Percentage Interest) of each class of PPR securities (and of any other assets (other than the PepsiCo Stock)) then held by the Company; provided that (i) prior to such distribution, the Company shall specifically identify, through such methodology as shall be acceptable both to PepsiCo and to Pohlad Companies, the securities of each class ( and other assets) that it owns (including determining and recording the date and transaction in which acquired by the Company, the lot, certificate or other identifying numbers for the securities (or other assets) in question and the tax basis of such securities (or other assets) in the Company's hands) and (ii) the Company shall distribute to Pohlad Companies such specifically identified securities of each class (or other assets) as are selected and approved both by PepsiCo and by Pohlad Companies. Notwithstanding the foregoing, at the election of BFSI and Metro, the Company may retain any and all shares of PPR Class A Stock then held by the Company that otherwise would be distributed to Pohlad Companies pursuant to the immediately preceding sentence and, instead distribute to Pohlad Companies shares of PPR Class B Stock that otherwise would not be distributed to Pohlad Companies pursuant to the immediately preceding sentence in accordance with the following ratio: five (5) shares of PPR Class B stock in substitution for every four (4) shares of PPR Class A Stock retained. Any such liquidation and distribution shall be made within thirty (30) days of the

Company's receipt of Pohlad Companies direction to do so. It shall be a condition precedent to any such distribution that documentation reasonably acceptable to PepsiCo, Metro and BFSI is executed ensuring that: (i) subject to PepsiCo's right to purchase outlined in paragraph (g) below, all PPR securities distributed to Pohlad Companies will be sold by Pohlad Companies to the public in a widely distributed underwritten public offering as soon as possible following the distribution and, in any event, within no more than nine (9) months of the distribution and (ii) pending such public sale, all such securities shall be voted and exercised in accordance with the terms of Article 7 of this Agreement as if they were still held by the Company. All costs and expenses of the public offering, including the costs of registration and the costs of any experts required by PPR to accommodate the offering shall be paid by Pohlad Companies.

         (g) In connection with any distribution of assets to Pohlad Companies pursuant to paragraph (f) above, PepsiCo shall have the right to purchase from Pohlad Companies shares of the PPR securities so distributed to Pohlad Companies, in such number and in such combination of classes or series of shares as designated by PepsiCo, up to that number of shares which, when added to the shares to be held by the Company after giving effect to the distribution, represent, in the aggregate, 51% of the votes eligible to be cast by the holders of all securities of PPR. In order to exercise this right, PepsiCo must purchase from Pohlad Companies any and all shares of PPR Class A Stock actually distributed to Pohlad Companies by the Company. The price per share to be paid to Pohlad Companies by PepsiCo for any such shares of PPR Class B Stock shall be equal to the Adjusted Public Offering Price and the price to be paid to Pohlad Companies by PepsiCo for each share of PPR Class A Stock shall be 125% of the Adjusted Public Offering Price. The "Adjusted Public Offering Price" shall be the public offering price, reduced to reflect one half of the costs of the offering as calculated in accordance with the following formula:

         (P  x  S)  -  Z/2
         -----------------
                 P

where P equals the number of shares of PPR Class B Stock actually sold to the public by Pohlad Companies, S equals the per share offering price at which such shares were sold to the public, and z equals the total costs of the offering, including, without limitation, underwriters fees, discounts and costs, registration and qualification fees and expenses and all costs, fees and expenses of experts retained in support or furtherance of the offering. Notwithstanding any of the foregoing, the transactions contemplated by paragraphs (f), (g) and (h) of this Section 9.4 shall be effected in a manner that, as determined by each Member in its reasonable discretion, will eliminate, to the extent possible, or will minimize, to the extent that elimination is impossible, the recognition of gain for tax purposes as a result of such transactions that would be allocable or taxable to PepsiCo or any of its Affiliates. All purchasers made by PepsiCo pursuant to this paragraph (g) shall be from Pohlad Companies directly and not through the underwritten public offering.

         (h) In the event of any transfer by Pohlad Companies of its Class A Membership Interest to an Approved Acquirer or any distribution of assets to Pohlad Companies under clause (f) above in liquidation of its Class A Membership Interest, a pro rata portion (based on Pohlad Companies Class B Percentage Interest) of any PepsiCo Stock then held by the Company shall be distributed to Pohlad Companies in liquidation of Pohlad Companies' Class B Membership Interest.

         (i) In the event that a Continuing Deadlock Event Notice is issued and PepsiCo elects not to purchase the Class A Membership Interest of Pohlad Companies, PepsiCo agrees that it will not, for the duration of the period committed to, reduce any financial support it had previously committed in writing to provide to PPR, including, but not by way of limitation, marketing support consistent with specified levels of sales, volume, equipment placement and other criteria upon which such financial support is determined. Notwithstanding the generality of the foregoing, in the event of a Deadlock, the levels of concentrate pricing and marketing support which have been agreed upon in respect of the Caribbean Region for future years shall be continued to be followed with respect to PPR's operations in the Caribbean Region and if there is no agreement as to the levels of concentrate pricing or marketing spending as to any of the five years immediately following the commencement of the Deadlock, PepsiCo agrees to maintain, during the remaining years of such five year period, the concentrate pricing and marketing level for the last year which was agreed upon; provided that the marketing level for such remaining years shall not exceed 40% of concentrate sales.

         Section 9.5 Appraisal Procedure.

         If PepsiCo gave timely notice of its intention to purchase Pohlad Companies' Class A Membership Interest in accordance with Section 9.4, the Members shall appoint, within twenty (20) days of PepsiCo's election to purchase, a mutually satisfactory Appraiser to determine the fair market value of Pohlad Companies Class A Membership Interest in the Company. All appraisals determined under this Section 9.5 shall comply with the appraisal instructions set forth in Exhibit 6. If the Members fail to agree upon a satisfactory Appraiser then each of Pohlad Companies and PepsiCo shall promptly appoint a separate Appraiser and such Appraisers shall jointly determine such amount. If either Pohlad Companies or PepsiCo fails to so appoint an Appraiser, the determination of the single Appraiser appointed shall be final. If two Appraisers are appointed and within sixty (60) days after the appointment of the latter of such two Appraisers, they cannot agree upon such amount, such two Appraisers shall, within five (5) days after the expiration of the sixty (60) day period, appoint a third Appraiser and such amount shall be determined by such three Appraisers, who shall make their separate appraisals within thirty
(30) days following the appointment of the third Appraiser, and any determination so made shall be conclusive and binding upon the Members. If no such third Appraiser is appointed within such five (5)-day period, either Member may apply to the American Arbitration Association to make such appointment, and both parties shall be bound by such appointment. If three Appraisers are appointed and the difference between (x) the determination which is farther from the middle determination and (y) the middle determination is more than 125% of the difference between the middle determination and the third determination, then such farther determination shall be excluded, the remaining two determinations shall be averaged and such average shall be final and binding upon the parties. Otherwise, the average of all three determinations shall be final and binding upon the parties. The fees and expenses of all such Appraisers and such appraisal procedure shall be borne by the Company.

         Section 9.6 PepsiCo's Purchase of Pohlad's Interest.

         PepsiCo's purchase of Pohlad Companies' Class A Membership Interest in the Company shall occur on a date and time (the "Closing Date") mutually convenient to PepsiCo and Pohlad Companies; provided that such Closing Date shall occur no later than the thirtieth (30) day following the day that the value of Pohlad Companies Class A Membership Interest is determined in accordance with Section 9.5. On the Closing Date: (i) the Company shall deliver to Pohlad Companies a proportionate share of the PepsiCo Stock equal to Pohlad Companies' Class B Percentage Interest in complete liquidation of Pohlad Companies' Class B Membership Interest and (ii) PepsiCo shall pay to Pohlad Companies cash equal to the appraised value of Pohlad Companies Class A Membership Interest determined in accordance with Section 9.5, plus a premium of 5.0 %. The Parties shall execute such documents and instruments of conveyance as may be necessary or appropriate to convey all right title and interest in Pohlad Companies Class A Membership Interest to PepsiCo.

         In any situation in which Pohlad Companies' Class A Membership Interest is either transferred or liquidated, the parties shall execute and deliver all such documents and instruments as may be necessary and appropriate to remove Pohlad Companies from its role as day to day manager of the Company's affairs and the parties shall amend this Agreement as appropriate.

                                   ARTICLE 10

                             BUSINESS OPPORTUNITIES

         Section 10.1 Company Opportunity.

         Subject to the provisions of Section 10.2 hereof, participation in the Company shall not in any way restrain any Member or their Affiliates in their present or future business activities (regardless of whether such activities are competitive with the Company) and neither the Company nor any Member shall have any claim or entitlement to the benefits derived by a Member or a Member's Affiliates from such activities.

         Section 10.2 Expansion Opportunities.

         (a) Notwithstanding the foregoing, Pohlad Companies agrees that it and its Affiliates shall pursue investment, acquisition and expansion opportunities with respect to Franchised Bottlers in the Caribbean Region (an "Expansion Opportunity") only through PPR and will not independently pursue any Expansion Opportunity within the Caribbean Region without the approval of the other Members. PepsiCo agrees that neither it nor any of its Affiliates shall independently pursue any Expansion Opportunity without the consent of all Members.

         (b) PepsiCo hereby agrees that PPR has been preapproved by PepsiCo, as a Franchised Bottler in the Caribbean Region for a period of four (4) years from the date of this Agreement if PPR is able to reach agreement with the then current Franchised Bottlers in the Caribbean Region to acquire their bottling business or any territory in the Caribbean Region otherwise becomes available for the bottling of PepsiCo proprietary beverage products. After the expiration of such four (4) year period, PPR may apply for approval as a Franchised Bottler in the Caribbean Region

         (c) In the event that during the 4 year period after the date of this Agreement the United States boycott laws relating to Cuba are lifted and PepsiCo is free, without any legal exposure, to appoint a new bottler for Cuba, PepsiCo and Pohlad Companies will negotiate in good faith to appoint PPR as the exclusive bottler for PepsiCo products in Cuba. PepsiCo and Pohlad Companies or PPR, as the case may be, will use their respective best efforts to reach an agreement on such franchise rights for a period of three (3) months from the date on which notice of the lifting of such boycott laws is issued and PepsiCo will not be entitled to negotiate with any other potential bottler for Cuba during such three (3) month period.

                                   ARTICLE 11

                    DISSOLUTION, LIQUIDATION AND TERMINATION

         Section 11.1 Negation of Right to Dissolve by Will of Member.

         No Member shall have the right to terminate this Agreement or dissolve the Company by its express will or by withdrawal without the express written consent of the other Members. Without limiting any other rights or remedies (in equity or at law) available to a Member, upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of Pohlad Companies, Metro shall be the liquidating Member (the "Liquidating Member"), and upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of BFSI or Metro, Pohlad Companies shall be the Liquidating Member.

         Section 11.2 Events of Dissolution.

         The Company shall be dissolved, and its affairs shall be wound up upon, and only upon, the first to occur of the following:

         (a) the date that the Members consent to its dissolution;

         (b) the date that the Bottle and Fountain Agreements are terminated;

         (c) the sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all of the assets of the Company;

         (d) the dissolution, Bankruptcy or resignation of any Member, unless, within sixty (60) days of receipt of the notice described in Section 11.3, the remaining Member elects to continue the business of the Company; and

         (e) the entry of a decree of judicial dissolution of the Company under the Act.

         Section 11.3 Notice of Dissolution and Bankruptcy.

         Within thirty (30) days following the dissolution or Bankruptcy of a Member, such Member shall send written notice to the other Member.

         Section 11.4 Procedures Upon Dissolution.

         Subject to Section 11.1, upon dissolution of the Company, Pohlad Companies shall wind up the affairs of the Company, sell the Company's assets to the extent necessary to pay its liabilities, establish necessary reserves and after payment of all liabilities of the Company (including liabilities to a Member or affiliate of a Member, if it is a creditor), shall distribute the remaining assets of the Company to the Members (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the period during which such liquidation occurs) in proportion to the positive balances in their Capital Accounts. Any distribution made pursuant to this Section 11.4 shall be made by the end of such taxable year, or, if later, within ninety (90) days after the date of such liquidation.

         Section 11.5 No Deficit Makeup Obligation.

         Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any deficit balance in such Member's Capital Account.

         Section 11.6 Termination.

         Upon the dissolution and the completion of winding up of the Company, Pohlad Companies shall file a certificate of cancellation with the Office of the Secretary of State of Delaware in accordance with the Act to accomplish the cancellation of the certificate of formation.

                                   ARTICLE 12

                         REPRESENTATIONS AND WARRANTIES

         Section 12.1 Representations and Warranties of Members.

         Each Member hereby represents, warrants and covenants as follows:

         (a) Such Member is duly organized or formed, validly existing and, if applicable, in good standing under the laws of its state of formation.

         (b) Such Member has the right, power and authority to enter into this Agreement, to become a Member and to perform its obligations under this Agreement, and this Agreement is a legal, valid and binding obligation of such Member.

         (c) The execution and delivery of this Agreement does not violate or conflict with the charter, bylaws or formation documents of such Member or any agreement, judgment, license, permit, order or other document applicable to or binding upon such Member or any of its properties; and no consent, approval, authorization or order of any court or government authority or third party is required with respect to such Member in connection with the execution and delivery of this Agreement.

         (d) Neither Member nor any of its Affiliates has employed or retained any broker, agent or finder in connection with this Agreement, or paid or agreed to pay any brokerage fee, finder's fee, commission or similar payment to any Person on account of this Agreement. However, Dakota has entered into an agreement with Nationsbanc Montgomery Securities to provide investment banking and advisory services in connection with transactions contemplated by the Dakota Exchange Agreement.

         (e) Such Member and its affiliates and Persons acting on their behalf have not taken any action, or failed to take any action, which has caused the organization of the Company and the issuance of the interests in the Company to come within the registration requirements of the Securities Act, or any applicable state blue sky laws.

         (f) The undersigned Members understand (i) that the Interests have not been registered under the Securities Act or any state securities laws because the Company is issuing these Interests in reliance upon the exemptions from the registration requirements of the Securities Act or applicable state securities laws providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Interests are to be held by each Member for investment, and (iii) that exemption from registration under the Securities Act or applicable state securities laws would not be available if the Interests were acquired by a Member with a view to distribution.

         Accordingly, each Member hereby confirms to the Company that such Member is acquiring its Interest for such own Member's account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale all or any portion of the Interests unless there is an effective registration or other qualification relating thereto under the Securities Act and under any applicable state securities laws or unless the holder of Interests delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under the Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Interests or to assist such Member in complying with any exemption from registration under the Securities Act or any state securities laws if such Member should, at a later date, wish to dispose of the Interest.

         Prior to acquiring the Interests, each Member has made an investigation of the Company and its business and the Company has made available to each such Member all information with respect thereto that such Member needs to make an informed decision to acquire the Interest. Each Member considers itself to be a Person possessing such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Member's investment in the Interests.

                                   ARTICLE 13

                                  MISCELLANEOUS

         Section 13.1 Accountants.

         The Company accountants shall be [Arthur Andersen] unless otherwise agreed by unanimous vote of the Members.

         Section 13.2 Partial Invalidity.

         In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

         Section 13.3 Notices.

         Except as otherwise provided herein, all notices or other communications required or permitted to be given hereunder shall be in writing, shall be given by mail, return receipt requested, postage prepaid, prepaid telegram with confirmation of delivery obtained, telecopy with evidence of transmission, or personally delivered with confirmation of delivery obtained, and shall be deemed to have been duly given when received at the address specified below:

         If to PepsiCo, BFSI or Metro:      700 Anderson Hill Road
                                            Purchase, NY 10557-1444
                                            Attn:  Tim Heaviside
                                            Fax - (914) 253-2752

         If to Pohlad Companies:            Pohlad Companies
                                            Attn:  Robert C. Pohlad
                                            Suite 3800
                                            60 South Sixth Street
                                            Minneapolis, MN 55402
                                            Fax - 612-661-3825

         Copy to:                           Briggs and Morgan
                                            Attn:  Brian D. Wenger
                                            2400 IDS Center
                                            80 South 8th Street
                                            Minneapolis, MN 55402
                                            Fax - 612-334-8650

         Any party shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such party to the other parties.

         Section 13.4 Amendment.

         This Agreement may be modified or amended at any time only upon the unanimous consent of the parties, which shall be evidenced by the parties executing a writing effecting such amendment.

         Section 13.5 Consents; Waivers.

         No consent or waiver, express or implied, by any party to or of any breach or default by any party in the performance by such party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such party hereunder. Failure on the part of a party to complain of any act or failure to act of any other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by the party of their rights hereunder.

         Section 13.6 Choice of Law.

         This Agreement and all rights and liabilities of the parties hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of Delaware.

         Section 13.7 Multiple Counterparts.

         This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

         Section 13.8 Entire Agreement.

         This Agreement, including all Exhibits, Schedules and Appendices, constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

         Section 13.9 Binding Effect; Assignment.

         This Agreement shall be binding upon and inure to the benefit of the parties. No assignment of rights or delegation of duties arising under this Agreement may be made by any party hereto without the prior written consent of the other parties; provided, however, that the rights and obligations of PepsiCo may be assigned and/or delegated to any of its subsidiaries.

         Section 13.10 No Third-Party Beneficiaries.

         This Agreement is for the sole benefit of the parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties and such assigns, any legal or equitable rights hereunder.

         Section 13.11 Expenses.

         (a) Each of the parties hereto shall pay the fees and expenses of its respective counsel, accountants and other experts (including any broker, finder, advisor or intermediary) and shall pay all other expenses incurred by it in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

         (b) The provisions of this Section 13.11 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the invalidity or unenforceability of any term or provision of this Agreement.

         Section 13.12 Press Releases.

         Each of the parties hereby agree that, except as otherwise required by law or stock exchange regulations, any press release or other public announcement regarding the transactions contemplated by this Agreement or the business and/or operations of the Company shall be made only with the mutual consent of the Members.

         Section 13.13 Confidentiality.

         The Members shall take or cause to be taken such reasonable precautions as may be necessary to prevent the disclosure of Confidential Information to any Person other than a Member or an Affiliate thereof for a period commencing on the date of this Agreement and ending ten (10) years following the termination of the Company; provided however that the Members may disclose such information as required to comply with any applicable law or order of a court or authorized agency of government, provided that ten (10) days notice must first be given to the other Members so a protective order, if appropriate, may be sought by such other Members.

         "Confidential Information" shall mean all trade secrets and all information (financial or otherwise) concerning the Members or their Affiliates, including, but not limited to, information concerning the Member's or their Affiliates, assets, liabilities, sales and expenses; data and statistics; methods or operation; strategic business plans; reports, analyses, compilations, notes, studies and interpretations; forecasts; planned and existing and/or revised product proprietary or know-how; merchandising and marketing strategy, plans and materials; warehouse and distribution plans and practices; employees; and any other information relating to the Members, provided to the Company or other Members in connection with this Agreement, whether oral or written, regardless of the manner in which it is furnished, which information would otherwise not be generally available to the Company, the Members or the public, and which information constitutes insider, proprietary and strictly confidential information of the Members.

         Notwithstanding the foregoing, the following will not constitute Confidential Information for purposes of this Agreement:

         (a) Information which was already in the possession of or known to the Company or the Members prior to June, 1999, and which was not acquired or obtained from a Member, its Affiliates or representatives;

         (b) Information which is obtained or was previously obtained by the Company or the Members from a third person who, insofar as is known to the Company or the Members after reasonable inquiry, is not prohibited from transmitting the information to the Company or the Members by a contractual, legal or fiduciary obligation to a Member, its Affiliates or representatives; and

         (c) Information which is or becomes generally available to the public (including any publicly filed document) other than as a result of a disclosure by the Members or their representatives.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date and year first above written.

By: PEPSICO, INC.


By   /s/ N. Timothy Heaviside
    ------------------------------
Name:  N. Timothy Heaviside
Title: Vice President and Assistant General Counsel

By: POHLAD COMPANIES


By    /s/ John F. Bierbaum
    ------------------------------
Name:  John F. Bierbaum
Title: Chief Financial Officer

By: PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.


By    /s/ N. Timothy Heaviside
    ------------------------------
Name:  N. Timothy Heaviside
Title: Vice President and Assistant General Counsel


By: BEVERAGES, FOOD & SERVICE INDUSTRIES, INC.


By    /s/ Robert K. Biggart
    ------------------------------
Name:  Robert K. Biggart
Title: Vice President

                                TABLE OF CONTENTS

                                                                            Page


ARTICLE 1  DEFINITIONS ........................................................3
    Section 1.1   Defined Terms ...............................................3
    Section 1.2   Interpretation ..............................................9

ARTICLE 2  FORMATION OF THE COMPANY ..........................................10
    Section 2.1   Formation ..................................................10
    Section 2.2   Consent to Dakota/PPR Exchange .............................10
    Section 2.3   Liquidation of P-PR Transfer ...............................10
    Section 2.4   Assignment of Rights of Acquire P-PR Class AA Preferred
                  Stock.......................................................10
    Section 2.5   Registered Office ..........................................11
    Section 2.6   Registered Agent ...........................................11
    Section 2.7   Purpose and Character of Business ..........................11
    Section 2.8   Duration ...................................................11
    Section 2.9   Filings, Reports and Formalities ...........................11

ARTICLE 3  CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS ...........................11
    Section 3.1   Capital Accounts ...........................................11
    Section 3.2   Initial Capital Contribution by Pohlad Companies ...........12
    Section 3.3   Initial Contribution by PepsiCo ............................12
    Section 3.4   Initial Contribution by BFSI ...............................12
    Section 3.5   Additional Capital Contribution ............................12
    Section 3.6   Return of Contributions ....................................12
    Section 3.7   Additional Issuance of Interests; Additional Classes of
                  Interests ..................................................12
    Section 3.8   Liability of Members; Ability to Bind the Company ..........13

ARTICLE 4  ALLOCATIONS OF PROFITS AND LOSSES; SPECIAL ALLOCATIONS;
           DISTRIBUTIONS; TAX ALLOCATIONS ....................................13
    Section 4.1   Allocations of Profits and Losses ..........................13
    Section 4.2   Limitation on Allocations of Losses ........................14
    Section 4.3   Special Provisions Regarding Allocations of Profits and
                  Losses .....................................................14
    Section 4.4   Curative Allocation ........................................15
    Section 4.5   Other Allocation Rules .....................................16
    Section 4.6   Tax Allocations ............................................16

ARTICLE 5  DISTRIBUTIONS; WITHHOLDING ........................................17
    Section 5.1   Distributions to the Members ...............................17
    Section 5.2   Withholding ................................................17

ARTICLE 6  MANAGEMENT OF THE COMPANY .........................................17
    Section 6.1   Management of the Company ..................................17
    Section 6.2   Authority of Pohlad Companies ..............................18
    Section 6.3   Unanimous Vote Required ....................................18
    Section 6.4   Meetings of the Members ....................................20
    Section 6.5   Joint Representative .......................................20
    Section 6.6   Quorum .....................................................20
    Section 6.7   Compensation ...............................................20
    Section 6.8   Action Without a Meeting ...................................20
    Section 6.9   Liability for Certain Acts .................................20
    Section 6.10  Board Representation for Franchised Bottlers ...............21

ARTICLE 7  PROVISIONS RELATING TO PEPSI-COLA PUERTO RICO
           BOTTLING COMPANY ..................................................22
    Section 7.1   General ....................................................22
    Section 7.2   Voting of PPR Shares .......................................22
    Section 7.3   Management .................................................22
    Section 7.4   Approval Rights of PepsiCo Director ........................22
    Section 7.5   Annual Operating Plan Matters ..............................24

ARTICLE 8  RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
           TAX MATTERS MEMBER ................................................24
    Section 8.1   Maintenance and Review of Records ..........................24
    Section 8.2   Accounting Method ..........................................25
    Section 8.3   Tax Matters Member .........................................25

ARTICLE 9  RESTRICTIONS ON TRANSFER; DEADLOCK;
           APPRAISAL PROCEDURE ...............................................26
    Section 9.1   Restrictions on Transfers ..................................26
    Section 9.2   Transfers to Affiliates ....................................26
    Section 9.3   Opinions of Counsel ........................................27
    Section 9.4   Deadlock Event .............................................27
    Section 9.5   Appraisal Procedure ........................................31
    Section 9.6   PepsiCo's Purchase of Pohlad's Interest ....................31

ARTICLE 10 BUSINESS OPPORTUNITIES ............................................32
    Section 10.1  Company Opportunity ........................................32
    Section 10.2  Expansion Opportunities ....................................32

ARTICLE 11 DISSOLUTION, LIQUIDATION AND TERMINATION ..........................33
    Section 11.1  Negation of Right to Dissolve by Will of Member ............33
    Section 11.2  Events of Dissolution ......................................33
    Section 11.3  Notice of Dissolution and Bankruptcy .......................33
    Section 11.4  Procedures Upon Dissolution ................................33
    Section 11.5  No Deficit Makeup Obligation ...............................34
    Section 11.6  Termination ................................................34

ARTICLE 12 REPRESENTATIONS AND WARRANTIES ....................................34
    Section 12.1  Representations and Warranties of Members ..................34

ARTICLE 13 MISCELLANEOUS .....................................................35
    Section 13.1  Accountants ................................................35
    Section 13.2  Partial Invalidity .........................................35
    Section 13.3  Notices ....................................................35
    Section 13.4  Amendment ..................................................36
    Section 13.5  Consents; Waivers ..........................................36
    Section 13.6  Choice of Law ..............................................36
    Section 13.7  Multiple Counterparts ......................................37
    Section 13.8  Entire Agreement ...........................................37
    Section 13.9  Binding Effect; Assignment .................................37
    Section 13.10 No Third-Party Beneficiaries ...............................37
    Section 13.11 Expenses ...................................................37
    Section 13.12 Press Release ..............................................37
    Section 13.13 Confidentiality ............................................38

                                    Exhibits


    Exhibit 1     Caribbean Islands
    Exhibit 2     Contribution Agreement
    Exhibit 3     Dakota Exchange Agreement
    Exhibit 4     Delta Exchange Agreement
    Exhibit 5     Multi Year Business Plan
    Exhibit 6     Appraisal Procedures

                                    Schedules

         Schedule 1        Bottling and Fountain Agreements
         Schedule 2        Membership Percentages

                                   Schedule 2

                          Class A Membership Interests



Pepsi-Cola Metropolitan Bottling Company, Inc.                            30.1%

Beverages, Food & Service Industries, Inc.                                3.4%

Pohlad Companies                                                          66.5%




                          Class B Membership Interests


Pepsi-Cola Metropolitan Bottling Company, Inc.                            5.0%

Pohlad Companies                                                          95.0%

                                   EXHIBIT B

                               AGREEMENT TO FILE
                        JOINT STATEMENT ON SCHEDULE 13D

     The undersigned hereby agree to file a joint statement on Schedule 13D on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated:  October 19, 1999             Dakota Holdings, LLC

                                            By Its Members

                                            Pohlad Companies


                                            By: /s/ John F. Bierbaum
                                               -----------------------------
                                               John F. Bierbaum, Vice
                                               President and Chief Financial
                                               Officer

                                            Beverages, Foods & Service
                                                    Industries, Inc.


                                            By: /s/ W. Timothy Heaviside
                                               -----------------------------
                                               W. Timothy Heaviside, Vice
                                               President

                                            Pepsi-Cola Metropolitan Bottling
                                            Co., Inc.


                                            By: /s/ W. Timothy Heaviside
                                               -----------------------------
                                               W. Timothy Heaviside, Vice
                                               President

Dated:  October 19, 1999              Pohlad Companies


                                      By: /s/ John F. Bierbaum
                                         -----------------------------
                                         John F. Bierbaum, Vice President
                                         and Chief Financial Officer


Dated:  October 19, 1999              PepsiCo, Inc.


                                      By: /s/ W. Timothy Heaviside
                                         -----------------------------
                                         W. Timothy Heaviside, Vice President


Dated:  October 19, 1999                 V. Suarez & Co., Inc.


                                      By: /s/ Francisco Marrero
                                         -----------------------------
                                         Francisco Marrero, Chief Financial
                                         Officer

                                      B-1